Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of the 21st day of December, 2012 (the “Effective Date”), by and among Lehigh Gas Wholesale Services Inc., a Delaware corporation (the “Purchaser”), and James E. Lewis, Jr., Lida N. Lewis, James E. Lewis, III and Reid D. Lewis (collectively, the “Sellers”).

W I T N E S S E T H:

WHEREAS, Sellers own in the aggregate all the outstanding capital stock of Express Lane, Inc., a Florida corporation (“Company”), comprising 100 shares of voting common stock, $10.00 par value, and 4,862 shares of non-voting common stock, $10.00 par value (collectively, the “Shares”);

WHEREAS, Company presently owns and operates various retail convenience stores, which include the retail sale of motor fuels and QSRs, at various locations in Florida (collectively the “Locations”); and

WHEREAS, Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, the Shares, subject to terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth above and in the body of this Agreement, upon the terms and subject to the conditions hereinabove and hereinafter set forth, the Parties hereto agree as follows:

I.                                        PURCHASE AND SALE OF SHARES

1.1                               Purchase and Sale of Shares.  Purchaser agrees to purchase from Sellers, and Sellers agree to sell to Purchaser, all the Shares of the Company for an aggregate purchase price set forth in Section 2.1 below.

1.2                               Definitions.  Capitalized terms not defined elsewhere in this Agreement are defined in Article XIII.

II.                                   PURCHASE PRICE AND ESCROW

2.1                               Purchase Price.  As consideration for the Shares, Purchaser shall pay to Sellers the sum of Twenty-five Million U.S. Dollars ($25,000,000) plus a Tax Gross-Up Amount (the “Share Purchase Price”) subject to adjustment as provided in Section 2.2 (the Share Purchase Price as adjusted shall be referred to as the “Adjusted Share Purchase Price”).

2.2                               Post-Closing Adjustment of the Share Purchase Price.

(a)                                 After the Closing, the Share Purchase Price shall be adjusted upward or downward based upon the difference between (A) the Current Assets at Closing and (B) the Current Liabilities at Closing determined as follows:  (i) if the Current Assets at Closing shall exceed the Current Liabilities at Closing, then the Share Purchase Price shall be increased by the amount of such difference; or (ii) if the Current Liabilities at Closing shall exceed the Current Assets at Closing, then the Share Purchase Price shall be reduced by such difference.  Any post-Closing adjustment to the Share Purchase Price shall be paid within three (3) business days of final determination under Section 2.2(b).

(b)                                 Within sixty (60) days following the Closing Date, Purchaser shall deliver to Sellers a balance sheet of the Company as of the Closing Date (in its final and binding form, the “Closing Balance Sheet”), setting forth the Current Assets and Current Liabilities calculated in accordance with GAAP, consistently applied, and a certificate setting forth the resulting Share Purchase Price calculated with reference to such amounts (in its final and binding form, together with the Closing Balance Sheet, the “Share Purchase Price Calculation”).  During the 20-day period immediately following the Sellers’ receipt of the Share Purchase Price Calculation, the Sellers shall be permitted to review the Company’s books and records and the Purchaser’s working papers related to the preparation of the Share Purchase Price Calculation and determination of the Share Purchase Price.  The Share Purchase Price Calculation shall become final and binding upon the Parties twenty (20) days following the Sellers’ receipt thereof unless the Sellers give written notice of its disagreement (a “Notice of Disagreement”) to Sellers prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted and shall be delivered only if (and to the extent that) the Sellers reasonably and in good faith determine that the Share Purchase Price Calculation and the resulting Share Purchase Price calculated with reference thereto delivered by Purchaser have not been determined in accordance with the guidelines and procedures set forth in this Agreement.  If a timely Notice of Disagreement is received by Purchaser, then the Share Purchase Price Calculation (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the Parties on the earlier of (x) the date the Parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, or (y) the date all matters in dispute are finally resolved in writing by the Independent Auditor.  During the twenty (20) days following delivery of a Notice of Disagreement, the Parties shall seek in good faith to resolve in writing any differences that they have with respect to the matters specified in the Notice of Disagreement.  Following delivery of a Notice of Disagreement, Purchaser and its agents and representatives shall be permitted to review the Sellers’ and their representatives’ working papers relating to the Notice of Disagreement.  At the end of the 20-day period referred to above, the Parties shall submit to the Independent Auditor for review and resolution all matters (but only such matters) that remain in dispute and that were properly included in the Notice of Disagreement.  The Parties shall instruct the Independent Auditor to make a final determination of the Current Assets and Current Liabilities and the resulting Share Purchase Price calculated with reference to such amount to the extent such amount is in dispute, in accordance with the guidelines and procedures set forth in this Agreement.  The Parties will cooperate with the Independent Auditor during the term of its engagement and shall instruct the Independent Auditor not to assign a value to any item in dispute greater than the greatest value for such item assigned by the Purchaser, on the one hand, or Sellers, on the other hand, or less than the smallest value for such item assigned by the Purchaser, on the one hand, or Sellers, on the other hand.  The Parties also shall instruct the Independent Auditor to make its determination based solely on presentations by the Purchaser and Sellers that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The Share Purchase Price Calculation and the determination of the Current Assets and Current Liabilities and the resulting Adjusted Share Purchase Price calculated with reference thereto shall become final and binding on the Parties on the date the Independent Auditor delivers its final resolution in writing to the Parties (which final resolution shall be requested by the Parties to be delivered not more than 45 days following submission of such disputed matters).  The fees and expenses of the Independent Auditor shall be allocated to the Parties as determined (and as set forth in the final determination) by the Independent Auditor based upon the relative success (in terms of percentages) of each Party’s claims.  For example, if the final determination reflects a 60/40 compromise of the Parties’ claims, the Independent Auditor would allocate expenses 40% to the Party whose claims were determined to be 60% successful and 60% to the Party whose claims were determined to be 40% successful.

2.3                               Deposit.  Of the Share Purchase Price, the Company acknowledges receipt of an earnest money deposit in the amount of Two Million Dollars ($2,000,000) (the “Initial Deposit”).  Furthermore,  within two (2) business days after receipt by Purchaser of this Agreement executed by Sellers, Purchaser shall deliver an additional deposit equal to Two Million Three Hundred Thousand Dollars ($2,300,000) (the “Additional Deposit”) (the Initial Deposit and the Additional Deposit shall be referred to hereinafter collectively as the “Deposit”) to First American Title Insurance Company, Attention: Larry Deal, as escrow agent (the “Escrow Agent”), by wire transfer to an account designated by Escrow Agent.  The Additional Deposit shall be held by the Escrow Agent in escrow, subject to the terms of an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”).  If the Closing does not occur, for any reason, the Deposit will be distributed according to Article XI hereof.  All accrued interest on the Additional Deposit will be delivered to Purchaser when the Deposit is distributed pursuant to Section 4.4 or Article XI.

2.4                               Form of Payment.  All payments by Purchaser to Sellers under this Agreement at Closing shall be made by wire transfer of immediately available funds to an account designated by Sellers before Closing for such purpose.

2.5                               Withholding.  Purchaser will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as the Purchaser is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Law.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made by the Purchaser.

III.                              PHYSICAL COUNT PROCEDURES AND VALUATION OF INVENTORY

3.1                               Physical Count Inventory Procedures.  Not more than five (5) days before the Closing, unless otherwise agreed by Sellers and Purchaser, a physical count of the Inventory at the Locations (the “Physical Inventory”) shall be taken by an independent inventory company mutually agreed to by Sellers and Purchaser (the “Independent Auditor”).  Unless otherwise agreed in writing by Sellers and Purchaser, the procedures for conducting the Inventory count and valuing the Inventory are set forth in this Article III.

3.2                               Physical Inventory Procedures.

(a)                                 Observation Rights.  Both Sellers’ and Purchaser’s representatives can be present to observe the taking of any Physical Inventory.  The representatives of Sellers and Purchaser shall execute an inventory completion certificate when the Physical Inventory is complete.

(b)                                 Merchandise, Food Service and Supply Inventory.  A physical count of actual quantities of Merchandise Inventory, Food Service Inventory and Supplies Inventory will be taken by the Independent Auditor not more than five (5) days before or five (5) days after the Closing.

(c)                                  Petroleum Inventory.  A measurement of the amount of the Petroleum Inventory at the Locations shall be made as close as practicable to the Closing.  Arrangements will be made to have employees at the Locations take readings from the Veeder-Root Automatic Tank Gauge (ATG) and the VeriFone Ruby-Sapphire (Ruby) as of the Closing, as verified by the Independent Auditor.  The Petroleum Inventory, water and sediment level readings will be measured by the ATG and printed out.  Simultaneously, the employees shall cause the Ruby to close the shift totals for petroleum sales and print out the closing report.  All tank inventories shall be taken at ambient conditions and calculated at total observed volume using the ATG at the Locations.  A comparison of each Location’s volumes as calculated from the Physical Inventory will be compared to the Location’s book inventory and sales records.  Excessive variances may be questioned by Purchaser and, if reasonably necessary, Purchaser may request that a second Physical Inventory be taken to ensure the accuracy of the reported readings.

3.3                               Valuation of Inventory.  For purposes of calculating the Adjusted Share Purchase Price, the book value of Inventory items which are considered Current Assets hereunder shall be adjusted as set forth in this Section 3.3.

(a)                                 Merchandise Inventory.  Merchandise Inventory (other than cigarettes) will be valued at seventy percent (70%) of Company’s retail price of each item, and cigarettes will be valued at Company’s actual cost.

(b)                                 Supplies Inventory.  The normal operating level will be maintained and shall be valued at Company’s book value at Closing.

(c)                                  Cash Drawer.  The amount of the Cash Drawer shall be included in the value of the Inventory for each Location.

(d)                                 Food Service Inventory.  Food Service Inventory will be valued at Company’s cost, as determined by Company’s monthly foodservice workbook, a copy of which will be provided to Purchaser and the Independent Auditor before or at the Physical Inventory.

(e)                                  Petroleum Inventory.  The Petroleum Inventory will be valued utilizing Company’s cost of each grade of product for the last delivery to the Locations plus the current freight rate charged to transport the product to the Locations.  The total value of Petroleum Inventory is to include all state sales and state and federal excise taxes (“Gasoline Taxes”), whether or not Purchaser holds an exemption certificate.  The Petroleum Inventory will be valued net of any prompt payment discounts booked by Company to reduce the fuels payable account.

(f)                                   Deliveries and Sales of Inventory.  All deliveries of Inventory to, and all sales of Inventory at, each Location after the Physical Inventory is completed but before the Closing and before the Physical Inventory is completed but after the Closing shall be taken into account for purposes of determining the Inventory at Closing.

(g)                                  Disputes.  Should any disputes that cannot readily be settled between the Parties arise as to the count or pricing of any category of the Inventory, the amount then disputed shall be determined under the procedure set forth in Section 2.2(b).

3.4                               Costs.  Purchaser shall be solely responsible for all of the costs and expenses of the inventory audit taken at the Locations and shall indemnify and hold harmless Sellers and their Affiliates from and against all such costs and expenses.  This obligation shall survive the Closing.

IV.                               CLOSING, DELIVERIES AND ADJUSTMENTS

4.1                               Closing.  The purchase and sale of the Shares (the “Closing”) shall occur on a date and time as designated in writing by Purchaser to Sellers with at least five business days’ notice, but in no event later than December 22, 2012 (the “Outside Date”) or earlier than one (1) business day after the Closing (as defined in the Purchase and Sale Agreement).  The Closing will be held at the offices of Holland & Knight LLP, in Orlando, Florida, and to the extent feasible, the Closing will be held by Federal Express or the electronic exchange of documents in PDF format or by facsimile, without the principals present.  The actual date as of which the Closing occurs is referred to herein as the “Closing Date.”

4.2                               Proceedings at Closing.  All proceedings to be taken and any documents to be executed and delivered by any of the Parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

4.3                               Deliveries by Sellers to Purchaser.  At the Closing, Sellers shall deliver to Purchaser the following, duly executed:

(a)                                 the stock certificates representing all the Shares endorsed in blank or accompanied by duly executed assignment documents;

(b)                                 the various certificates, instruments and documents referred to in Section 9.2 below;

(c)                                  resignations of the officers and directors of the Company as of the Closing Date;

(d)                                 a copy of a certificate of good standing for Company from the Florida Department of State dated as of a date reasonably close to the Closing Date;

(e)                                  a non-imputation affidavit and title affidavit, in forms reasonably required by Escrow Agent, to issue a title policy to the Company insuring its title to the Owned Real Properties, executed by Sellers; and

(f)                                   the Environmental Remediation and Indemnity Agreement.

4.4                               Deliveries by Purchaser to Sellers.  At the Closing, Purchaser shall deliver or cause to be delivered, or direct the Escrow Agent to deliver, to Sellers the following, duly executed, as applicable:

(a)                                 a portion of the Deposit equal to One Million Dollars ($1,000,000) (such portion referred to hereinafter as the “Escrow Amount”) shall continue to be held in an account (the “Escrow Account”) by the Escrow Agent pursuant to the terms of the Escrow Agreement;

(b)                                 a portion of the Deposit equal to the Environmental Escrow Amount shall continue to be held in an account by the Escrow Agent pursuant to the terms of the Environmental Escrow Agreement;

(c)                                  the difference between the Additional Deposit and the sum of (i) the Escrow Amount and (ii) the Environmental Escrow Amount shall be released by Escrow Agent to Sellers as further described on Schedule 4.4(c) hereof;

(d)                                 the Company shall distribute an amount equal to the Initial Deposit plus the net proceeds of the sale of the Property under the Purchase and Sale Agreement to the Sellers;

(e)                                  immediately available U.S. funds in the amount of the balance of the sum of the Share Purchase Price referred to in Section 2 hereof (excluding the Tax Gross-Up Amount) shall be paid by Purchaser to the Sellers as further described on Schedule 4.4(c) hereof;

(f)                                   Purchaser shall deposit an amount equal to the Tax Escrow with the Escrow Agent to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement;

(g)                                  the various certificates, instruments and documents referred to in Section 9.1 below;

(h)                                 certified copies of the resolutions of the Board of Directors of Purchaser authorizing the transactions contemplated hereby; and

(i)                                     with respect to Purchaser, if applicable, a copy of a certificate of good standing or existence (as applicable) for Purchaser from the applicable Secretary of State (or other applicable governmental entity) dated as of a date reasonably close to the Closing Date.

4.5                               Property Tax Adjustments.  As applicable, all real estate taxes, ad valorem personal property and inventory taxes, fire district taxes, and other such charges constituting a lien or encumbrance on any of the Assets, including special or betterment assessments against any of the Assets which are payable in installments over more than one year (collectively “Property Taxes”), shall be adjusted on the basis of the fiscal year (regardless of the date of assessment) of the state, county, city or town in which any respective Assets are situated (the

“Fiscal Year”).  All unpaid Property Taxes that relate to Fiscal Years ending on or before the Closing Date shall be the responsibility of Sellers.  Property Taxes that relate to the Fiscal Year in which the Closing occurs shall be prorated between Sellers and Purchaser, with Sellers being responsible for the portion of such Fiscal Year up to and including the Closing Date and Purchaser being responsible for the portion of such Fiscal Year after the Closing Date.  Property Taxes that relate to a Fiscal Year commencing after the Closing Date shall be the responsibility of the Purchaser.  All installments of Property Taxes having a due date on or before the Closing Date shall be paid by Company on or before the Closing Date, and Purchaser shall pay all installments of Property Taxes having a due date after the Closing Date.  At the Closing, the net amount of all Property Tax adjustments computed according to this Section, based upon which Party is responsible for such Property Taxes and which Party is to pay such Property Taxes, shall be added to or deducted from the Current Assets or Current Liabilities, as the case may be.  If the amount of any Property Taxes is not fixed and determined as of the Closing, the foregoing Closing adjustment shall be based on the amount thereof as reasonably estimated at Closing.  The foregoing adjustment will be calculated as part of the adjustment contemplated by Section 2.2.

4.6                               Rents and Prepaid Expenses.  Rents, prepaid expenses, and similar items relating to the Assets and benefiting Purchaser shall be prorated between the Parties as of the date of Closing. To the extent that any Leased Real Properties requires payment of additional rent, percentage rental, real estate taxes, insurance, common area maintenance and other lease charges, including any amounts calculated based on sales or gross or net income or cost of goods, Sellers shall be responsible for the same to the extent the same accrue related to periods before and ending as of the Closing Date for the particular Location, and Purchaser shall be responsible and agrees to pay the same for periods after the applicable Closing Date.  At the Closing, an appropriate adjustment in the Current Assets or Current Liabilities, as the case may be shall be made as between Sellers and Purchaser to the extent there has been a prepayment or a shortfall in the payment of the same.  The foregoing adjustment will be calculated as part of the adjustment contemplated by Section 2.2.

4.7                               Utilities.  Charges for water, gas, power, light and other utility service shall be the responsibility of Sellers with respect to service up to the Closing Date and shall be Purchaser’s responsibility with respect to service on and after the Closing Date. The Parties shall endeavor to obtain meter readings or other evidence of the amounts due for utilities before Closing, but if such readings or evidence cannot be obtained before Closing, the Closing shall be completed without adjustment of the same, and upon obtaining such reading or evidence after Closing, Sellers shall pay Purchaser the charges incurred before the Closing based upon such reading.  The foregoing adjustment will be calculated as part of the adjustment contemplated by Section 2.2.

V.                                    REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Purchaser as follows:

5.1                               Authorization; Enforceability; Absence of Conflicts.  Each Seller has the legal capacity to own and hold the Shares.  Each Seller has full power and authority to enter into and perform his or her obligations under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by Sellers being hereinafter referred to, collectively, as the “Seller Documents”).  This Agreement has been, and the Seller Documents will be at or before the Closing, duly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the other Parties hereto and thereto, this Agreement constitutes, and the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller, enforceable against each Seller according to their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.  None of the execution and delivery by Sellers of this Agreement and the Seller Documents, or the consummation of the transactions contemplated hereby or thereby, or compliance by Sellers with any of the provisions hereof or thereof, will (x) conflict with, violate, result in the breach or termination of, or constitute a default under, any agreement to which any Seller is a party or by which he or she or any of his or her properties or assets is bound or subject or (y) constitute a violation of any Law applicable to Sellers.

5.2                               Consents and Approvals.  Except as set forth on Schedule 5.2, no consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of Sellers or Company in connection with the execution and delivery of this Agreement or the Seller Documents or the compliance by Sellers with any of the provisions hereof or thereof.

5.3                               Organization and Good Standing. Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida and has the corporate power and authority to own or lease its assets and to carry on its business as it is currently being conducted, except where the failure to have such requisite corporate or similar power and authority would not be reasonably likely to have a Material Adverse Effect.  Company is not in default under or in violation of any provisions of its Articles of Incorporation or bylaws.

5.4                               Capitalization.  The entire authorized capital stock of Company consists of one hundred (100) shares of voting common stock of which one hundred (100) shares are issued and outstanding, and nine thousand nine hundred (9,900) shares of non-voting common stock of which four thousand eight hundred sixty-two (4,862) shares are issued and outstanding.  All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid and nonassessable and are held of record by the Sellers, free and clear of all Liens.  Except as set forth on Schedule 5.4, there is no outstanding Contract with any Person to purchase, redeem or otherwise acquire any outstanding Shares.  The consummation of the transactions contemplated by this Agreement will convey to Purchaser good and valid title to the Shares, free and clear of all Liens.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell or otherwise cause to become outstanding any of its capital stock.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Company.

5.5                               Subsidiaries.  Company does not own or control (directly or indirectly) any shares of capital stock of or other equity interest in any corporation, partnership, joint venture or other entity.

5.6                               Litigation.  Schedule 5.6 contains a summary of any action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding pending, or, to the Knowledge of Sellers, threatened, against or affecting the Company or any of its properties or rights which would have, individually or in the aggregate, a Material Adverse Effect on the Company or that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or that questions the validity of this Agreement, the Seller Documents or any action taken or to be taken by Sellers in connection with the consummation of the transactions contemplated hereby or thereby.

5.7                               Title to Assets.  Company has good and marketable title to, or a valid leasehold interest in, the Assets free and clear of all liens except the Permitted Encumbrances.  NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE IS BEING MADE BY ANY SELLER WITH RESPECT TO SUCH ASSETS, INCLUDING, BUT NOT LIMITED TO, SUCH ASSETS’ MERCHANTABILITY, DESIGN OR USE FOR A PARTICULAR PURPOSE.

5.8                               Brokerage Fees.  Except as set forth in Section 8.5 below, Sellers or Company are not a party to any contract or undertaking to pay any broker’s, finder’s or financial advisor’s fee in connection with the origin, negotiation, execution or performance of this Agreement.

5.9                               FIRPTA Status.  No Seller is a “foreign person” as defined in the Foreign Investment in Real Property Tax Act, 26 U.S.C. 1445(f)(3) (“FIRPTA”), and each Seller agrees to execute and deliver to Purchaser an affidavit to that effect, including such Sellers’ federal tax identification number, before the Closing.

5.10                        Compliance With Laws; Permits.  Company holds in its name all applicable Permits required by Law for the operation of the Company’s business, all of which Permits are listed on Schedule 5.10.  Except as disclosed in Schedule 5.10, Company has not received official notice of any alleged violation of, nor citation for noncompliance with, any Law or Permit (except for minor violations or events of noncompliance which have been cured or remedied) including, without limitation, all applicable Laws relating to employment, employee benefits or the sale of tobacco, and the Americans With Disabilities Act, relating to the Business or the Assets and, to Sellers’ Knowledge, except as set forth on Schedule 5.10, Company is in material compliance with all Laws and Permits.  A list of all Permit-related violations or citations (including alcoholic beverage licenses) issued with respect to any Location in the last three (3) years or which are unresolved, regardless of when issued, is attached as Schedule 5.10.

5.11                        Financial Information.

(a)                                 Company has furnished Purchaser with the audited balance sheet of the Company as at December 31, 2011 (the “Balance Sheet Date”) and as at December 31, 2010, and

the related audited statements of operations, stockholders’ equity and cash flows for the fiscal years ended December 31, 2011 and December 31, 2010, all certified by the Company’s accountants, and the unaudited balance sheet of the Company as at September 30, 2012 and the related unaudited consolidated statements of operations and cash flows for the nine (9) months ended September 30, 2012.  The financial statements referred to above, including the footnotes thereto (collectively, the “Financial Statements”) are attached hereto as Schedule 5.11 and, except as described therein or on Schedule 5.11, have been prepared in accordance with GAAP (except, in the case of the unaudited financial statements, for the absence of notes thereto and subject to year-end adjustments and as otherwise described therein).  The audited balance sheets of the Company referred to in Section 5.11(a) fairly presents, in all material respects, the financial position of the Company as at December 31, 2011 and as at December 31, 2010 and the related statements of operations, stockholders’ equity and cash flows fairly present, in all material respects, the results of the operations, stockholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2011 and December 31, 2010.

(b)                                 The Company does not have any Liabilities that are required to be set forth on an audited balance sheet prepared in accordance with GAAP, except (i) Liabilities reflected on the Financial Statements, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date, and (iii) Liabilities arising from performance obligations under any Contract.

(c)                                  Except as set forth on Schedule 5.11, during the period from the Balance Sheet Date to the date of this Agreement, (i) the business of Company has been conducted in all material respects in the ordinary course, (ii) Company has not materially increased the compensation of any officer or granted any general salary or benefits increase to their respective employees, other than in the ordinary course of business, (iii) Company has not acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any Contract, letter of intent or similar arrangement with respect to the foregoing, (iv) Company has not sold, leased or otherwise disposed of any of its properties or assets that are material to its business and (v) there has been no material change by Company in accounting principles, practices or methods except as required by Law or GAAP.

5.12                        Taxes.

(a)                                 Company has filed or caused to be filed, or shall file or cause to be filed, in accordance with applicable Law, all income, franchise and other material Tax Returns that are required by Law to be filed by, or with respect to, Company (taking into account any applicable extension of time within which to file) and all such Tax Returns were, or will be, true, correct and complete in all material respects.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been timely paid, other than any Taxes being contested in good faith by appropriate proceedings and identified on Schedule 5.12(a).

(b)                                 Except as set forth on Schedule 5.12(b), Company is not currently the subject of an audit, administrative Tax proceedings, judicial proceedings or other examination of Taxes (“Tax Proceeding”) by any Governmental Authority and no Tax Proceeding is pending or threatened.  Company has not entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of Company that has not expired nor is presently contesting any Tax liability before any Governmental Authority.  The Company has not received any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against the Company that has not been fully resolved and paid in full.

(c)                                  The Company (i) has withheld (or will withhold prior to Closing) from all employees, customers, independent contractors, creditors, members and any other applicable payees proper and accurate amounts for all taxable periods in compliance, in all material respects, with all Tax withholding provisions of applicable Law and (ii) has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority.

(d)                                 The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e)                                  The Company and Sellers have delivered to the Purchaser correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company that relate to any tax year for which the applicable statute of limitations has not expired.

(f)                                   The Company has not received any notification from a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(g)                                  Except as disclosed on Schedule 5.12(g), no power of attorney granted by the Company with respect to any Taxes is currently in force.

(h)                                 There are no liens for Taxes upon the Assets, other than liens for Taxes not yet due and payable or liens identified on Schedule 5.12(h) for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established clearly on the Company’s financial statements in accordance with GAAP.

(i)                                     The Company is not a party to any Tax allocation, indemnification or sharing agreement pursuant to which it would have any obligation to make payments after Closing to any party.  The Company is not and has not been a member of an affiliated, combined or unitary group for U.S. federal, state or local income tax purposes.  The Company has no liability for the Taxes of any other Person as a transferee or successor, by contract, or otherwise.

(j)                                    The Company has not participated in, nor has any liability for the payment of any Tax resulting from a Person’s participation in: a “reportable transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations Section 1.6011-4(b).

(k)                                 The Company will not be required to include any material item of income in, nor will it be required to exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(l)                                     No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by an Governmental Authority with or in respect of the Company that would have a continuing effect after the Closing Date.

(m)                             The Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

(n)                                 The Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362, and has made valid state S corporation elections, where applicable, effective beginning January 1, 2006 and such S status will continue through the taxable year that ends as a result of the Closing.

5.13                        Condemnations.  Except as set forth in Schedule 5.13, Company has not received any written notice of any condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any Locations, nor to Sellers’ Knowledge is there any pending condemnation, expropriation, eminent domain or other similar proceeding affecting all or any portion of any Location.

5.14                        Labor Matters/Employees.  No Company employee is represented by any union or any collective bargaining agreement.  No labor organization or group of employees of Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Sellers, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  To the Knowledge of Sellers, Company is in compliance in all material respects with all applicable Laws relating to the employment and labor (including those relating to wages, hours, immigration and the classification of employees as exempt or not exempt from the payment of minimum wages or overtime under applicable Law, the prohibitions against discrimination and harassment, occupational safety and health, leaves of absence, and the collection and payment of withholding and social security taxes), except for violations that would not have, or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.  There are no material grievances or other material labor disputes pending or, to the Knowledge of Sellers, threatened against or involving Company.  Schedule 5.14 contains a list of the names, current pay rates and accrued vacation pay and sick leave of each employee of the Company as of the Effective Date.

5.15                        Bonds.  All surety or other bonds that Company maintains in connection with its operation of the Business on the Locations are listed on Schedule 5.15 and no other surety or other bonds will be required by Purchaser at the Closing to conduct the Business.  Company is not in default under any of such surety or other bonds, and, to the Knowledge of Sellers, there has been no occurrence nor exists any condition or circumstance that, with either notice or passage of time or both, would result in or constitute a default by Company under any of such surety or other bonds.

5.16                        Contracts.  Other than those Contracts that are set forth on Schedule 5.16 (collectively, the “Material Contracts”), Company is not a party to or bound by any Contracts of the following nature:

(a)                                 Contracts that contain a minimum annual purchase requirement of $50,000 or more which have a term of more than one (1) year and that cannot be canceled on less than ninety (90) days’ notice;

(b)                                 Contracts that materially restrain, limit or impede the Company’s ability to compete with or conduct any business or line of business;

(c)                                  Contracts involving Indebtedness of the Company;

(d)                                 Contracts (other than this Agreement and any agreement or instrument entered into pursuant to this Agreement) with (i) any Seller or any Affiliate of any Seller or (ii) any current or former officer or director of the Company;

(e)                                  Contracts evidencing partnerships, joint ventures or minority equity interests or that obligate Company with respect to contingent payments; and

(f)                                   Contracts relating to any material legal proceedings or other actions involving the Company at any time during the last two (2) years.

Each Material Contract set forth on Schedule 5.16 is in full force and effect and is the legal, valid and binding obligation of Company.  Company is not in default under any Material Contract in any material respect, and, to the Knowledge of Sellers, there has been no occurrence nor exists any condition or circumstance that, with either notice or passage of time or both, would result in or constitute a default by Company under any Material Contract

5.17                        Insurance.  Schedule 5.17 hereto lists all material insurance policies or binders which currently are in effect insuring the Business, copies of which have been made available to Purchaser.  No party to any such policy has repudiated any provision thereof or has provided any notice to Company or Sellers that it is denying coverage for any event covered thereby and each policy is legal, valid, binding, enforceable and in full force and effect.  A schedule of all claims by Company under any of such policies in the two (2) years prior to the Effective Date of this Agreement is included in Schedule 5.17

5.18                        Employee Benefits.

(a)                                 Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each material fringe benefit, deferred compensation, severance, stock option, stock appreciation rights, incentive and bonus plan maintained by Company or to which the Company contributes (or has an obligation to contribute) or is a party, in each case for the benefit of current or former Company employees (collectively, the “Employee Benefit Plans”) is listed on Schedule 5.18.  True and complete copies of all Employee Benefit Plans and, if applicable with respect to any Employee Benefit Plans, any trust instruments, insurance contracts, most recent determination or opinion letters, summary plan descriptions and Form 5500s for the most recent plan year have been made available to Purchaser or its counsel.  Each Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received, or has timely requested, a favorable determination letter or opinion letter from the Internal Revenue Service, and, to the Knowledge of Sellers, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of, or failure to issue, any such determination letter or opinion letter.  No Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(b)                                 Except as set forth on Schedule 5.18, (i) each Employee Benefit Plan is in material compliance with applicable Law and has been administered and operated in all material respects in accordance with its terms; (ii) neither Company nor, to the Knowledge of Sellers, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would reasonably be expected to result in the imposition on Company of a material penalty pursuant to Section 502 of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975 of the Code; (iii) no Employee Benefit Plan provides for post-employment or retiree welfare benefits, except as required by applicable Laws; (iv) no claim, action or litigation has been made, commenced or, to the Knowledge of Sellers, threatened, with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied such claims) that would reasonably be expected to result in a material liability of Company; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any excess parachute payment (within the meaning of Section 280G of the Code) under any Employee Benefit Plan or cause the acceleration of vesting in, or the time of payment of, any benefits under any Employee Benefit Plan or increase any amount payable under any Employee Benefit Plan; (vi) Company has no contractual obligation to make any gross-up payments as a result of the excise taxes imposed by Section 4999 of the Code or the additional income taxes imposed by Section 409A of the Code with respect to any Employee Benefit Plan; and (vii) Company maintains no Employee Benefit Plan outside of the United States primarily for the benefit of Company employees working outside the United States.

5.19                        Real Properties.

(a)                                 Set forth on Schedule 5.19 is an accurate and complete list and summary description of the Owned Real Properties and the Leased Real Properties (collectively, the “Facilities”) and, except as set forth on Schedule 5.19, none of the described Leases require any consent to the transactions contemplated by this Agreement.  Except as set forth on Schedule 5.19, Company has not received written notice of any physical defects or conditions or violations of applicable law (representations and warranties with respect to environmental matters being set forth in Section 5.20 hereof, and being specifically excluded from this Section 5.19) with regard to any of the Facilities.  Company has made available for review by Purchaser complete copies of all surveys, reports or deficiency notices concerning the Facilities which are in the possession of Company.  Company has previously delivered to Purchaser complete copies of all Leases listed and described on Schedule 5.19.  Company has possession of each of the Facilities.  Except as set forth on Schedule 5.19, to the Knowledge of Sellers, Company has not received written notice of any default under any of the described Leases and, to the Knowledge of Sellers, no event has occurred which, with the lapse of time or action by a third party, will result in a default under any of the Leases.

(b)                                 All rents or other payment obligations which have become due in respect of each of the leased Facilities have been or will be paid in the ordinary course of business and Company has complied in all material respects with its obligations under the said Leases to which it is a party.  Company has not received any written notice of default under any Law, Contract or Permit, relating to the use and operation of the Facilities, which could reasonably be expected to have a material adverse effect on the operation of such Facility.

5.20                        Environmental Matters.  Except as disclosed on Schedule 5.20 which shall include any Property to be sold by the Company under the Purchase and Sale Agreement, to the Knowledge of Sellers:

(a)                                 no written or oral notice, notification, demand, request for information, citation, summons, complaint or order has been received by Company, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the Knowledge of Sellers, threatened by any governmental entity or other person or entity with respect to any past or present (i) alleged violation by Company of any Environmental Laws or liability thereunder; (ii) alleged failure by Company to have any Permit required under any Environmental Laws in connection with the conduct of its business; (iii) Release of Hazardous Substances (as hereinafter defined); or (iv) damages to natural resources;

(b)                                 no surface impoundments, pits or lagoons in which Hazardous Substances are being or have been treated, stored, or disposed of have been located on any property owned or leased by Company since the date Company was incorporated or, to the Knowledge of Sellers, at any time before, no Hazardous Substances have been found in any potable water (excluding potable water supplied by governmental authorities) used to supply any such property since the date the Company was incorporated or, to the Knowledge of Sellers, at any time before, and no polychlorinated biphenyls, radioactive material, urea formaldehyde, lead, asbestos, asbestos-containing material or other Hazardous Substances in an amount or concentration so as to violate Environmental Laws is or was deposited or released at, under or on any property owned or leased by Company since the date Company was incorporated or, to the knowledge of Sellers, at any time before;

(c)                                  there are no Environmental Liabilities (as hereinafter defined in Article XIII);

(d)                                 there has been no environmental investigation, study, or audit, conducted of which Company has possession or control in relation to the current business of Company or any property or facility now owned or leased by Company which has not been delivered to Purchaser;

(e)                                  with the exception of gasoline products, Company has not transported or arranged for the transportation of any Hazardous Substance to any location which is listed or proposed for listing on the National Priorities List under CERCLA, or on any similar state list or which is the subject of Federal, state or local actions regarding the release of Hazardous Substances or, to the Knowledge of Sellers, other investigations which may lead to claims for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including but not limited to, claims under CERCLA or analogous state environmental clean-up laws; and

(f)                                   Company is in material compliance with all Environmental Laws relative to the construction, maintenance, compliance and use of underground storage tanks and appurtenances thereto at all Facilities.

5.21                        Intellectual Property.  Except as disclosed on Schedule 5.21, Company owns or has the right to use, free and clear of all Liens, all Intellectual Property necessary to conduct the business of Company substantially as presently conducted except where the failure to so own or have such rights, or the presence of such Liens, does not have, individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of Sellers, the operation of the business of Company has not and does not materially infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person.  No claim is pending or, to the Knowledge of Sellers, has been threatened against Company, and Company has not received any written threat, charge, claim, demand, notice or complaint, in each case within the last two (2) years, challenging the use or ownership by Company of any Intellectual Property used in the business of Company or alleging that the operation of the business of Company infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any third Person (including any claim that Company must license any Intellectual Property of any third Person).  Notwithstanding the foregoing, Purchaser acknowledges that Company has not registered the service mark and trade name “Express Lane” with the USPTO or any state registering authority, and Sellers make no representations or warranties to the effect that Company has the exclusive right to use the mark and name “Express Lane” throughout the United States.

5.22                        Bank Accounts.  Schedule 5.22 lists the names, account numbers and locations of all banks and other financial institutions at which Company has an account or safe deposit box and the names of each Person authorized to draft on or have access to any such account or safe deposit box.

VI.                               REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

6.1                               Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of its state of incorporation and has the organizational power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms and conditions of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated by this Agreement (all such other agreements, documents, instruments and certificates required to be executed by Purchaser being hereinafter referred to, collectively, as the “Purchaser Documents”) and to perform fully its obligations hereunder and thereunder.

6.2                               Due Authorization; Enforceability; Absence of Conflicts.  The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document has been duly authorized and approved by all necessary action on the part of Purchaser.  This Agreement has been, and the Purchaser Documents will be at or before the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) this Agreement constitutes, and the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser according to their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.  None of the execution and delivery by Purchaser of this Agreement and the Purchaser Documents, or the consummation of the transactions contemplated hereby or thereby, or compliance by Purchaser with any of the provisions hereof or thereof, will (x) conflict with, or result in the breach of, any provision of the organizational or governing documents of Purchaser, (y) conflict with, violate, result in the breach or termination of, or constitute a default under, any agreement to which Purchaser is a party or by which it or any of its properties or assets is bound or subject or (z) constitute a violation of any Law applicable to Purchaser.

6.3                               Consents and Approvals.  Except as set forth on Schedule 6.3, no consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

6.4                               Litigation.  There is no legal proceeding pending or, to the knowledge of the Purchaser, threatened against the Purchaser that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or that questions the validity of this Agreement, the Purchaser Documents or any action taken or to be taken by the Purchaser in connection with the consummation of the transactions contemplated hereby or thereby.

6.5                               Brokerage Fees.  Purchaser represents and warrants that it has not acted in a manner that could cause Sellers to incur liability to any person for brokerage commissions, finder’s fees or other remuneration in connection with the sale of the Shares or the transactions contemplated by this Agreement, other than the payments by Sellers contemplated by Section 8.5 hereof.

6.6                               Financial Capacity.  Purchaser has the net worth, financial standing, access to required liquidity and the necessary borrowing capacity to complete the transactions contemplated by this Agreement.

6.7                               Eligibility for Alcoholic Beverage License.  Purchaser (or its equity owners, as applicable) has not been convicted of a felony, is not controlled, majority owned, or affiliated with, directly or indirectly, any other Person that is engaged in manufacturing distributing, or exporting alcoholic beverages under a Florida license or registration or any other state of the United States, and it knows of no reason why its application for a retail alcoholic beverage license from the Florida Division of Alcoholic Beverages and Tobacco for the Locations would not be approved.

6.8                               Investment.  Purchaser is acquiring the Shares for investment purposes only and not with a view to a distribution or resale thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Purchaser has not directly or indirectly offered the Shares to anyone or solicited any offer to buy the Shares from anyone, in each case in a manner that would require registration under the Securities Act.  Purchaser shall not sell, convey, transfer or offer for sale any of the Shares except in compliance with the registration and other requirements of the Securities Act, applicable state securities Laws and other applicable Laws or pursuant to applicable exemption therefrom.

VII.                          DUE DILIGENCE AND DISCLAIMER OF WARRANTIES

7.1                               Access; Due Diligence.  The Parties acknowledge that the Company has (i) given Purchaser, its lenders, and its accounting, legal, business, environmental, engineering, intellectual property and other authorized representatives and advisors full access, during normal business hours, to the Facilities, and (ii) furnished Purchaser and its authorized representatives and advisors with all documents and information relating to Company as reasonably requested by Purchaser, its lenders, and its authorized representatives and advisors, (iii) permitted Purchaser and its authorized representatives and advisors to review all books, records and Contracts of Company as requested by Purchaser and its authorized representatives and advisors, and made copies thereof, (iv) made available the employees and advisors of Company, including those responsible for the management of the Business, and caused Company’ employees and advisors to furnish Purchaser and its authorized representatives and advisors with data and other information with respect to Company as requested by Purchaser and its authorized representatives and advisors, and discussed with Purchaser and its authorized representatives and advisors the affairs of the Business, and (v) fully cooperated with Purchaser and its authorized representatives and advisors in its investigation and examination of Company and its Business and affairs.  No investigation, or receipt of information provided by or on behalf of Company or review thereof by Purchaser, its lenders, or its representatives or advisors has diminished or obviated, or relieved Sellers from, or affected the ability or right of Purchaser to rely on, any of the representations, warranties, covenants and agreements of Sellers contained in this Agreement and the Seller Documents.  Purchaser acknowledges that its obligations to consummate the transactions contemplated hereby are not subject to any further due diligence investigation by Purchaser.

7.2                               Confidential Information.  Purchaser acknowledges that it has received information about the Company (the “Confidential Information”).  The Purchaser agrees to continue to be bound by all agreements under which it received such Confidential Information, including that certain confidentiality agreement entered into before the date hereof between Purchaser and Matrix for the benefit of Sellers and Company (the “Confidentiality Agreement”).

If this Agreement is terminated before the Closing, Purchaser promptly shall return to Sellers or destroy all Confidential Information and shall not retain copies thereof, including all information, testing, studies, surveys, reports and evaluations (environmental and financial, for example), and at Sellers’ request, Purchaser shall provide Sellers with complete copies of all third party engineering and environmental reports obtained by Purchaser in connection with the Owned Real Properties and Leased Real Properties.

7.3                               Environmental Site Assessment.  At its sole expense, Purchaser shall have the right to perform an Environmental Site Assessment (“ESA”) at the Locations before the Closing, provided the ESA conforms to Schedule 7.3 and applicable ASTM standards, does not damage or interfere with the operation of the Locations and Purchaser provides Sellers with a copy of the ESA report promptly after the report is issued.  Purchaser shall indemnify and hold Sellers harmless for the acts of Purchaser and/or Purchaser’s agents, employees or contractors in performing the ESA.  Purchaser shall return each Location to its previous condition upon completion of its activities in connection with the ESA.  Purchaser’s conduct of an ESA shall not be a condition to the Closing, and failure to perform or complete the ESA shall not extend the date for the Closing.

7.4                               Notices to Governmental Agencies.  If Purchaser’s due diligence reveals any condition at the Locations that requires disclosure to any governmental agency or authority, Purchaser shall immediately (a) notify Sellers thereof, and (b) provide all data and analysis concerning the condition acquired during the due diligence process including without limitation the ESA.  Purchaser acknowledges that applicable rules (including particularly section 62-770.250, FAC) may require notification to a governmental agency within twenty-four (24) hours of occurrence, and Purchaser agrees to take all reasonable steps necessary to support the ability of the Company or Sellers, as the case may be, to meet this obligation.  Except as provided by Law, in such event, at all times prior to the Closing, Sellers, and not Purchaser, Purchaser’s agents, or anyone acting on Purchaser’s behalf, shall make such legal determinations regarding disclosures as Sellers deem appropriate.

7.5                               Purchaser Acknowledgments.  Purchaser specifically acknowledges that, except for Sellers’ representations in Article V, and subject to Sellers’ obligations as contained in this Agreement, Purchaser is not relying on any representations or warranties of any kind whatsoever, express or implied, from Sellers, Matrix, or any director, officer, employee, representative, broker or other agent of either of them, as to any matters concerning the Locations, the Assets and/or the Business conducted therewith, including: (a) the condition or safety of the Owned Real Properties and Leased Real Properties or any improvements thereon, including plumbing, sewer, heating and electrical systems, roofing, air conditioning, if any, foundations, soils and geology, lot size, or suitability of the Owned Real Properties and Leased Real Properties or its improvements for a particular purpose; (b) whether the appliances, if any, plumbing or utilities are in working order; (c) the habitability or suitability for occupancy of any structure and the quality of its construction; (d) the fitness or condition of any personal property; (e) whether the fixtures or improvements, including the Fuel Equipment, are structurally sound, in good condition, or in compliance with applicable Laws; (f) the profits or losses relating to operations at the Locations; (g) the legal or tax consequences of this Agreement or the transactions contemplated hereby; (h) the environmental condition of the Owned Real Properties and Leased Real Properties, including but not limited to the possible presence of petroleum products and/or Hazardous Substances in, under or near the Owned Real Properties and Leased Real Properties; and (i) the completeness or accuracy of any information provided to Purchaser by Sellers or their agents.  Purchaser understands the legal significance of the foregoing provisions and acknowledges that they are a material inducement to Sellers’ willingness to enter into this Agreement.

7.6                               Disclaimer of Other Representations and Warranties.  PURCHASER ACKNOWLEDGES THAT PURCHASER HAS BEEN GIVEN THE OPPORTUNITY TO EXAMINE ALL ASPECTS OF THE COMPANY AND TO REVIEW ALL FILES CONCERNING THE LOCATIONS MAINTAINED BY COMPANY AND ITS ENVIRONMENTAL CONSULTANTS AND ALL STATE AGENCIES HAVING JURISDICTION OVER THE LOCATIONS BEFORE PURCHASER’S EXECUTION AND DELIVERY OF THIS AGREEMENT.  ACCORDINGLY, PURCHASER AGREES THAT THE SHARES SHALL BE SOLD AND THAT PURCHASER SHALL ACCEPT THAT THE COMPANY OWNS THE ASSETS AT CLOSING (EXCEPT ANY PROPERTY SOLD UNDER THE PURCHASE AND SALE AGREEMENT) STRICTLY ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS, WITH NO RIGHT OF SET-OFF OR REDUCTION IN THE SHARE PURCHASE PRICE EXCEPT FOR ADJUSTMENTS EXPRESSLY CONTEMPLATED BY THIS AGREEMENT AND THAT, EXCEPT FOR SELLERS’ LIMITED REPRESENTATIONS SET FORTH IN ARTICLE V HEREOF, THE SALE OF SHARES AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLERS DO HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY.

VIII.                     ADDITIONAL AGREEMENTS AND COVENANTS

8.1                               Distributions/Dividends.  Nothing herein shall prohibit Company from making distributions to Sellers prior to the Closing Date of the assets set forth on Schedule 8.1.  In particular, Purchaser acknowledges that Company is required to distribute to Sellers all proceeds which Company receives with respect to (a) the Purchase and Sale Agreement and (b) claims Company has made arising out of the Deepwater Horizon Oil Spill against BP Exploration and Production, Inc., BP American Production Company or other third parties (the “Oil Spill Claims”).  In the event that, on or prior to the day before Closing, Company has not received all sums to which it is entitled related to the Oil Spill Claims, Company shall assign on the day before Closing its right to receive any additional sums related to the Oil Spill Claims to Sellers or their assignees.  Subject to Section 10.2(e), Purchaser hereby agrees to cause Company to distribute to Sellers or their assignees any additional sums related to the Oil Spill claims Company receives subsequent to Closing.

8.2                               Announcements.  Before Closing, neither Sellers nor Purchaser shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other, except as may be required by applicable Law or agreement with any securities exchange, and except that Sellers may disclose this Agreement to any lender holding a lien on any property owned by the Company or otherwise subject to this Agreement and to any landlord or lender of the Company in order to comply with Sellers’ obligations hereunder, and Sellers or Purchaser may disclose the identity of the other Party and terms of this Agreement to their employees, vendors, outside counsel or other outside professionals on a need to know basis in connection with consummating this transaction.  If a disclosure is required by a fuel supplier agreement or applicable Law or agreement with any securities exchange, the disclosing Party shall make reasonable efforts to afford the other Party an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

8.3                               Insurance and Casualty.  Sellers covenant and agree to cause the Company to keep the Assets (except the Property sold under the Purchase and Sale Agreement) and the Business insured, at Company’s expense, in such amounts as presently insured through the Closing.  On any material damage to or destruction of the Owned Real Properties or Leased Real Properties or any portion thereof before Closing, the Closing shall, at Sellers’ sole discretion, nevertheless proceed; provided, however, that unless before Closing the same shall have been restored by Company, Sellers or Company’s landlord, as applicable, to its condition as of the date hereof, at the Closing, Company and Purchaser shall be entitled to the benefit of any insurance proceeds due Company as a result of such damage or destruction (without recourse to Sellers) and Purchaser shall assume responsibility for such repair and receive a credit against the Share Purchase Price for any applicable policy deductible or uninsured damage up to a maximum credit equal to the difference between the amount of the Share Purchase Price and the amount of the insurance proceeds payable to Company.

8.4                               Condemnation.  If before Closing, any part of the Owned Real Properties or Leased Real Properties is taken, or noticed for taking, by eminent domain, Sellers shall promptly give Purchaser written notice thereof and the Closing shall at Sellers’ sole discretion nevertheless proceed; provided, that such provision shall not apply with respect to any such taking of or notice for the Company’s principal headquarters located at 600 Ohio Ave., Lynn Haven, FL 32444 or more than two (2) individual Locations other than those Locations disclosed on Schedule 5.13.

8.5                               Matrix; Payment of Brokers.  Purchaser acknowledges that Sellers and/or Company have retained Matrix Private Equities, Inc. (“Matrix”) to act as the financial advisor in connection with the sale of the Shares and the transactions contemplated by this Agreement.  Sellers shall be responsible for any fees due to Matrix.  Each Party shall be responsible for any brokerage commission or other fees legally determined to be due to any broker or advisor claiming by, through or under such Party and, as between Sellers and Purchaser, shall also be responsible for any loss, liability, damage, cost or expense (including, without limitation, reasonable attorneys’ fees) paid or incurred by the other Party by reason of any claim to any such broker’s, finder’s or other fee in connection with the transactions contemplated by this Agreement by any such broker or advisor.

8.6                               Mutual Cooperation.  From and after the date hereof and until the date of Closing:

(a)                                 Purchaser hereby covenants and agrees with Sellers that Purchaser shall use its reasonable efforts to cause the consummation of the transactions contemplated hereby according to the terms and conditions hereof, and Sellers hereby covenant and agree with Purchaser that Sellers shall use their reasonable efforts to cause the consummation of the transactions contemplated hereby according to the terms and conditions hereof.

(b)                                 Sellers shall use reasonable efforts to obtain the written consent of any other party to a Contract or Lease if such party’s consent may be legally required as a result of the transfer of the Shares.  Purchaser agrees to cooperate fully with Sellers to secure such consents, including supplying information about Purchaser as may be requested by third parties, if applicable. Purchaser shall bear the costs of all transfer fees.

(c)                                  Sellers and Purchaser shall each prepare any and all documentation and supply any and all information required by any governmental authority or agency thereof to be filed by Purchaser or Sellers, as the case may be, before conveying the Shares as contemplated hereby, and shall timely make the necessary filings or applications relating thereto.  Purchaser, on the one hand, and Sellers, on the other hand, each agree to cooperate with the other in the completion, execution and submission of any such filings or applications.

8.7                               Environmental Responsibilities.

(a)                                 If an ESA conducted by Purchaser (or any ESA conducted by Sellers) prior to the Closing reveals releases of petroleum at the Locations which are required to be reported to the FDEP, and which have not been previously reported to FDEP, then Purchaser shall advise Sellers, as applicable, and Sellers and Company shall promptly, but in all cases prior to Closing, report the same to FDEP.  Company shall thereafter undertake Remedial Measures (as described below) for such releases to the extent required by Law at the Locations consistent with a commercial use standard.  The Parties acknowledge that the Company is currently undertaking Remedial Measures as set forth on Schedule 5.20.  Subject to the last sentence of this Section 8.7(a), Sellers agree to be financially responsible for the cost of any Remedial Measures to the extent such Remedial Measures are not covered by insurance or do not qualify for reimbursement from trust funds from the State of Florida or other applicable governmental agency, if such Remedial Measures are specifically listed on Schedule 5.20 or are related to releases identified in the ESA prior to Closing.  Purchaser must request payment for actual costs of the Remedial Measures incurred by Purchaser or Company by giving written notice under the Environmental Escrow Agreement or otherwise to Seller Representative as follows:  (i) on or before December 31, 2014, for those Locations listed as “Inactive” on Schedule 5.20, or (ii) on or before December 31, 2015, for those Locations listed as “Active” on Schedule 5.20 or identified in the ESA prior to Closing.  Otherwise, subject to Section 8.7(g), Sellers’ financial responsibility under this Section 8.7 shall terminate.  (For purposes of clarity, Sellers shall have no obligation with respect to Remedial Measures at the Locations for any releases of petroleum that are first discovered after the Closing.)  “Remedial Measures” shall consist of the lowest cost activities reasonably required by applicable Law and by FDEP or other applicable governmental agency to investigate, assess, remediate and/or monitor such releases to achieve a commercial use standard consistent with all applicable Law and regulatory requirements, including but not limited to the use of monitored natural attenuation and the implementation of institutional and engineering controls.  “Remedial Measures” do not include activities that exceed what is required by Law, FDEP or other applicable governmental agencies for the existing uses of the Locations.  Sellers and Purchaser shall cooperate with each other in the performance of the

Remedial Measures, including execution of documents that may be necessary to obtain reimbursement.  Sellers shall have the right to review and approve any financial expenditures related to the Remedial Measures for which Sellers have financial responsibility hereunder.

(b)                                 Company’s obligation to conduct Remedial Measures for the Locations shall be deemed complete for purposes of this Agreement upon receipt by Company of a written letter, order or statement from FDEP or other appropriate governmental authority stating that, subject to the agency’s usual and customary reservation of rights, it will not require Company to perform further Remedial Measures with respect to the release (“Closure Letter”), other than routine monitoring.  If requested to do so by FDEP or other appropriate governmental authority in connection with the performance of the Remedial Measures or the issuance of the Closure Letter, the Parties acknowledge that Company may be asked to place reasonable activity and use limitations (“AULs”) on the Locations, including, if requested, prohibiting the use of groundwater under the Locations for potable purposes and/or restricting the use of the Locations to non-residential purposes.  Company shall promptly provide a copy of the Closure Letter to Purchaser and Sellers upon receipt.

(c)                                  If the Remedial Measures required under Section 8.7(a) have not been completed at the time of Closing, Sellers agree to deposit One Hundred Thirty-one Thousand Five Hundred U.S. Dollars ($131,500) at Closing with the Escrow Agent pursuant to the terms of an environmental escrow agreement substantially in the form attached hereto as Exhibit B (the “Environmental Escrow Agreement”) to be applied against the cost of such Remedial Measures.

(d)                                 Except to the extent set forth in Section 5.20 and this Section 8.7, Sellers shall have no other obligation to Purchaser, and Purchaser hereby releases and discharges Sellers, for any liabilities, costs, expenses, losses, damages, or claims, whether arising in law or equity, known or unknown, or arising before or after the Closing, in connection with or relating to the environment at, on, under or near the Locations, including but not limited to any such matters relating to the Fuel Equipment or releases of petroleum products or Hazardous Substances.

(e)                                  For purposes of clarity, after Closing, if Purchaser or Company excavates or removes any soil on or from the Locations other than in connection with taking Remedial Measures for which Sellers are financially responsible, Purchaser shall be responsible for all costs and expenses related to such excavation or removal (including, without limitation, all costs of disposal of such soil).  Furthermore, Purchaser or Company, as the case may be, shall be the owner and generator of such soil.  Sellers shall not be responsible for increased remediation costs or expenses as a result of such excavation or removal.

(f)                                   Notwithstanding anything in this Section 8.7 to the contrary, the Parties agree that the provisions of this Section 8.7 apply to all Properties that may be sold by the Company pursuant to the Purchase and Sale Agreement.

(g)                                  Notwithstanding anything in this Section 8.7 to the contrary, Sellers agree to be solely responsible for the Remedial Measures at a location formerly leased by the Company, located at 8022 Highway 90 East, Sneads, Florida and referred to by the Company as “Site #60” pursuant to the terms of the Environmental Remediation and Indemnity Agreement.

8.8                               Covenant Not to Compete.  For a period of four (4) years after the Closing Date, none of the Sellers will engage directly or indirectly in the retail petroleum or convenience store business within the State of Florida by acting as an officer, director, partner, consultant or employee of, or through any equity ownership in, any Person so engaged; provided, however, that no owner of less than one percent (1%) of the outstanding stock of any publicly traded corporation shall be deemed to engage solely by reason thereof in any of its businesses.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.8 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  The Sellers acknowledge and agree that the restrictions set forth in this Section 8.8 are reasonable in time and scope, that their agreement in this Section 8.8 is a material inducement to Purchaser’s execution of this Agreement, that conduct in violation of this Section 8.8 would be a substantial detriment to Purchaser and Company, and that Purchaser and Company shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages.

8.9                               Confidentiality.  Each Seller covenants and agrees that, for a period of four (4) years following the Closing Date, she or he will hold all information concerning Company (other than information which (a) becomes generally available to the public, (b) was available to such Seller on a non-confidential basis prior to its disclosure, or (c) becomes available to such Seller after the Closing Date on a non-confidential basis from a source other than Purchaser or Company that is not prohibited from disclosing such information to such Persons by a contractual, legal or fiduciary obligation) on a confidential basis.  Each Seller also covenants and agrees to not use themselves or voluntarily disclose (other than pursuant to legal process after an opportunity to restrict or otherwise limit disclosure) to others any such information, and to, upon request by Purchaser, promptly turn over all such confidential information and any copies thereof it may have made and to destroy any summaries, compilations or similar documents it may have made or derived from such material and have its representatives promptly turn over such documents and copies and destroy such summaries, compilations or similar documents.  Each Seller further covenants and agrees that she, he or it will keep confidential and not use trade secrets of Purchaser and Company.  The Sellers acknowledge and agree that the restrictions set forth in this Section 8.9 are reasonable in time and scope, that their agreement in this Section 8.9 is a material inducement to Purchaser’s execution of this Agreement, that conduct in violation of this Section 8.9 would be a substantial detriment to Purchaser and Company, and that Purchaser and Company shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages.

8.10                        Non-Solicitation.

(a)                                 Sellers shall not and shall cause Company and their respective representatives not to, directly or indirectly, from and after the Effective Date until the earlier of the Closing or the termination of this Agreement, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to a Takeover Proposal or (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations.  For purposes of this Agreement, (x) the term “Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, (1) involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of all or substantially all of Company’s rights with respect to assets or businesses of the Company, (2) that, if consummated, would result in any Person or group (other than Sellers) beneficially owning, directly or indirectly, or having the right to acquire, any outstanding shares of the capital stock of Company, (3) involving any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company, (4) the issuance or sale by Company (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests of Company, or (5) any combination of the foregoing, other than, in each case, the transactions contemplated by this Agreement; and (y) the term “Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person or group relating to any Acquisition Transaction.

(b)                                 Sellers shall immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Person conducted heretofore by Sellers, the Company or any of their respective representatives with respect to any actual or potential Acquisition Transaction.

(c)                                  Sellers acknowledge and agree that any violation of the restrictions set forth in this Section 8.10 by any Seller or Company or their respective representatives shall be deemed to be a material breach by the Company of this Section 8.10.

8.11                        Conduct of Business Prior to Closing.  Except for actions contemplated by this Article VIII, actions taken with the prior written consent of Purchaser or actions related to the sale of the Property contemplated by the Purchase and Sale Agreement,, from the Effective Date until the Closing Date, Sellers shall cause Company to conduct its business in the ordinary course consistent in all material respects with past practice, and shall cause Company to:

(a)                                 maintain its business intact, market, promote, and sell its products and services consistently in all material respects with past practice, and preserve the goodwill of its business and present relationships with and suppliers and others with whom it has business relations;

(b)                                 maintain its Owned Real Properties and Leased Real Properties, buildings, structures and other improvements and machinery and equipment constituting any of its assets in good operating condition and repair in all material respects;

(c)                                  meet its contractual obligations in all material respects and perform and pay its obligations as they mature in the ordinary course of business;

(d)                                 comply in all material respects with all judgments and Laws promulgated by any governmental body and all Permits applicable to the conduct of its business or the ownership or operation of its assets, and maintain in all material respects, and prosecute applications for, such Permits and pay all Taxes, assessments and other charges applicable thereto;

(e)                                  promptly advise Purchaser in writing of any material adverse change in its assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of its business;

(f)                                   not take any action, or omit to take any action, that would result in any of Company’s representations and warranties made herein being inaccurate in any material respect at the time of such action or omission as if made at and as of such time;

(g)                                  not (i) settle or compromise any Tax liability, (ii) make or change any material Tax election, (iii) make or change any Tax method of accounting other than as disclosed on Schedule 5.11, (iv) prepare any Tax Return in a manner that is inconsistent with the past custom and practice with respect to the treatment of items on such Tax Returns, (v) file any amendment to a Tax Return that would increase the Tax liability of the Company after the Closing, (vi) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Authority, or (vii) surrender any right to claim a refund of Taxes; and

(h)                                 give notice to Purchaser promptly upon becoming aware of any inaccuracy in any material respect of any of the representations or warranties made herein by Sellers or in the Schedules attached hereto or of any event or state of facts that would result in any such representation or warranty being inaccurate in any material respect at the time of such event or state of facts as if made at and as of such time (any such notice to describe such inaccuracy, event or state of facts in reasonable detail); provided, however, (i) for purposes of determining whether the closing conditions described in Section 9.2 have been satisfied, no such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement, and (ii) unless expressly consented to in writing by Purchaser, no such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty for purposes of the indemnity provisions of Article X.

Section 8.12                             Contractual Obligations.  Purchaser and Sellers hereby agree that the responsibility for any fees or expenses associated with any consents sought under Schedule 5.2, including without limitation assignment fees, transfer fees and any required costs of store refurbishment shall be borne by the party that is responsible for paying such fees in the applicable third party agreement.  Notwithstanding the foregoing, Purchaser agrees that under no circumstances will Sellers be responsible for any “debranding”, “contingent repayment” or similar obligations under or related to the Exxon or Chevron agreements set forth on Schedule 5.2.

Section 8.13                             Third Party Consents.  In the event that Purchaser closes or waives the condition precedent to Closing provided in Section 9.2(g), the Sellers will not be responsible for obtaining, and shall have no liability for failure to obtain, the third party consents and any other approvals listed on Schedule 5.2.

Section 8.14                             Operation of Business.  Purchaser, on behalf of its Affiliate LGP, hereby agrees that the Company shall have the right to continue to operate the Business in the ordinary course on the real estate sold under the Purchase and Sale Agreement, including exercising its rights under any Contracts sold under the Purchase and Sale Agreement, from the date of the closing under the Purchase and Sale Agreement through the Closing hereunder.

Section 8.15                             Site 20.  Sellers acknowledge that there remain certain issues of concern to Purchaser regarding the property located at 3417 Fred George Rd., Tallahassee, Florida (“Site 20”) that will not be resolved by Closing.  As an inducement to Purchaser to consummate Closing without resolving such issues of concern related to Site 20, the Company shall: (a) assign, transfer and convey (“Assignment”) to Sellers or their Affiliate that certain Lease dated March 9, 1987 between Company and Andrews Enterprises, Inc., as amended, with respect to Site 20 and all tangible and intangible property of the Company located at or used in connection with the Business at Site 20 (collectively, the “Site 20 Property”), and the Sellers or their Affiliate shall accept the Assignment and assume all obligations related thereto at or prior to Closing; and (b) use good faith efforts to enter into a mutually acceptable management agreement whereby Company will agree to operate a convenience store at Site 20 until the resolution of the zoning issues allowing the tenant under the Lease to have a permanent right to sell beer at Site 20 (“Zoning Resolution”) during which time Company will pay a fee to Sellers or their Affiliate equal in amount to the amount of rent due under the Lease and, following the Zoning Resolution, the Company will have the right to purchase the Site 20 Property for a period ending sixty (60) days following the Zoning Resolution for the sum of Ten Thousand Dollars ($10,000.00) by giving Sellers or their Affiliate thirty (30) days written notice of Company’s decision either to repurchase the Site 20 Property or terminate the management agreement, subject to any terms and conditions that the Company and Sellers or their Affiliate mutually agree upon.  The provisions of this Section shall survive Closing.

IX.                               CONDITIONS PRECEDENT TO CLOSING.

9.1                               Sellers’ Conditions Precedent.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a)                                 The representations and warranties made by Purchaser in this Agreement shall be true in all material respects when made and on and as of the Closing as though such representations and warranties were made on and as of Closing.  Sellers shall have received from Purchaser at Closing a satisfactory certificate to such effect signed by an authorized officer of Purchaser.

(b)                                 Purchaser shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Purchaser before or at Closing.  Sellers shall have received from Purchaser at the Closing a satisfactory certificate to such effect, signed by an authorized officer of Purchaser.

(c)                                  Purchaser shall have executed and delivered to Sellers at the Closing each of the Purchaser Documents and such additional documents as may be reasonably requested by Sellers in order to consummate the transactions contemplated by this Agreement.

(d)                                 Purchaser shall have paid or made provisions acceptable to Sellers for the payment of all fees, costs and expenses for obtaining all environmental due diligence, surveys, title examinations, inventory audits, and other inspections performed in connection with the transactions contemplated pursuant to this Agreement.

(e)                                  Sellers shall have been released from any personal guaranties that they have given prior to the Closing related to the operation of the Business.

(f)                                   Closing (as defined in the Purchase and Sale Agreement) shall have been consummated.

9.2                               Purchaser’s Conditions Precedent.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to each of the following conditions:

(a)                                 The representations and warranties made by Sellers in this Agreement shall be true in all material respects when made and on and as of the date of Closing as though such representations and warranties were made on and as of Closing except to the extent those representations and warranties may be impacted by the sale of the Property pursuant to the Purchase and Sale Agreement.  Purchaser shall have received from Sellers at Closing satisfactory certificates to such effect signed by an authorized officer of each Sellers.

(b)                                 Sellers shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Sellers before or at Closing.  Purchaser shall have received from Sellers at Closing satisfactory certificates to such effect signed by each Seller.

(c)                                  Sellers shall have executed and delivered to Purchaser at the Closing each of the Seller Documents and such additional documents as may be reasonably requested by Purchaser in order to consummate the transactions contemplated by this Agreement.

(d)                                 Company shall have paid in full all debt secured by any Assets either prior to or simultaneous with Closing.

(e)                                  From the Effective Date to the Closing Date, there shall not have been any Material Adverse Effect on the Company.

(f)                                   Each Seller shall have executed and delivered to Purchaser a general release in favor of Company and Purchaser and their Affiliates in a form to be mutually agreed upon by the Sellers and the Purchaser.

(g)                                  Sellers shall have caused the Company to obtain all consents and approvals listed on Schedule 5.2 hereto.

(h)                                 Closing (as defined in the Purchase and Sale Agreement) shall have been consummated.

(i)                                     The Company shall have distributed to the Sellers all proceeds received by the Company under the Purchase and Sale Agreement, including but not limited to the Purchase Price (as that term is defined in the Purchase and Sale Agreement).

9.3                               Mutual Condition Precedent.  The obligations of each of the Parties to consummate the transactions contemplated by this Agreement are subject to each of the following condition:  as of the Closing Date, there shall not be any claim or judgment of any nature or type threatened, pending or made by or before any governmental authority that questions or challenges the lawfulness of the transactions contemplated by this Agreement under any law or regulation or seeks to delay, restrain or prevent such transactions.

X.                                    SURVIVAL; INDEMNIFICATION

10.1                        Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties contained herein shall survive the Closing Date and shall remain in full force and effect until March 31, 2014, except with respect to the representations and warranties contained in Sections 5.1, 5.3, 5.4, and 5.12, and Sections 6.1 and 6.2, which shall survive until three (3) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof).

10.2                        Indemnification for Taxes.

(a)                                 To the extent not accrued as a liability in the Closing Balance Sheet, Sellers, jointly and severally (reserving unto each other any rights of contribution), shall indemnify Purchaser, Company and their respective Affiliates and hold each of them harmless (on an after-Tax basis) from and against (i) any and all Taxes of Company (or any predecessor company thereto or any Subsidiary) in respect of any period ending on or before the Closing Date, or in the case of a period that includes but does not end at the Closing Date, the portion thereof prior to and including the Closing Date (such period or portion, a “Pre-Closing Period”), except for any Taxes imposed pursuant to Section 1374 of the Code (and any analogous state and local provisions) resulting from the sale of the Property pursuant to the Purchase and Sale Agreement; (ii) any and all Taxes for which the Company may be or become liable by reason of (1) being a member of an affiliated, combined, consolidated, or unitary group at any time prior to the Closing, including under Treasury Regulation Section 1.1502-6 or any analogous or similar provision under any state, local or foreign Tax Law or (2) being a successor-in-interest or transferee of any other Person as a result of an event or transaction occurring prior to Closing; or (iii) the effect of any breach of a representation in Section 5.12 or covenant in Section 12.2 or other covenant with respect to Taxes, in each case, all reasonable costs (including reasonable attorneys’ fees and related disbursements and expenses) incurred by Company, Purchaser or any of their Affiliates in connection therewith or in enforcing its rights hereunder.

(b)                                 The indemnities provided for in this Section 10.2 (i) shall apply notwithstanding any investigation made by Purchaser in connection with the transactions contemplated by this Agreement or its receipt or review of or comments on, any Return, (ii) shall be separate and independent of any other indemnity provision contained herein and (iii) anything in this Agreement to the contrary notwithstanding, shall survive until three (3) months after the expiration of the applicable statute of limitations, including extensions or waivers thereof.  The provisions of Sections 10.5 and 10.6 shall not apply to claims for indemnification under this Section 10.2.

(c)                                  Sellers shall promptly forward to Purchaser a copy of all written communications from a Tax authority received by any of the Sellers that relates to Company, its income, assets, payroll or operations, including any notice of a Tax Proceeding with respect to the Taxes of the Company.  Purchaser shall promptly forward to Sellers’ Representative a copy of all written communications from a Tax authority received by it for which the Sellers may be liable under this Section 10.2, including any notice of a Tax Proceeding.

(d)                                 Purchaser agrees not to settle or make any payment of an amount claimed to be due with respect to a proposed adjustment or undertake the defense or control of any Tax Proceeding for which Sellers may be liable under this Section 10.2 for at least fifteen (15) days after giving notice to Sellers pursuant to Section 10.2(c).  If, within such fifteen (15)-day period, Purchaser receives a written request from Sellers that the proposed adjustments or Tax Proceeding will be contested or defended, which includes a statement of a reasonable basis in fact and in law for such contest, which includes an acknowledgement that the claim or Tax Proceeding is one to which the indemnity herein applies, Sellers shall have the right thereafter to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement and defense of such matter, and agree to keep Purchaser informed as to the progress of the matter, provided, however, that Sellers shall not enter into any settlement or compromise of any such matter without prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned.  Purchaser shall reasonably cooperate with Seller in connection with any such contest or Tax Proceeding.  Notwithstanding the foregoing, Purchaser shall have the right thereafter to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement and defense of any matter that relates to a Straddle Period, and agree to keep Sellers’ Representative informed as to the progress of the matter, provided, however, that Purchaser shall not enter into any settlement or compromise of any such matter which settlement or compromise would result in an indemnification obligation of Sellers under this Agreement without prior written consent of Sellers’ Representative, which consent shall not be unreasonable withheld, delayed or conditioned.  Sellers’ Representative shall reasonably cooperate with Purchaser in connection with any such contest or Tax Proceeding.

(e)                                  If Company (any successor thereto), Purchaser or their Affiliates are subject to any Taxes in any taxable period (or portion thereof) after the Closing Date with respect to the Oil Spill Claims (including any deemed or constructive receipt of the proceeds of such Oil Spill Claims), then Sellers hereby agree to indemnify Company (any successor thereto), Purchaser and their Affiliates from and against any and all incremental Taxes, if any, incurred by Company (any successor), Purchaser or their Affiliates related to the Oil Spill Claim.  The Company shall also be permitted to reduce the amount of the distribution to be made under Section 8.1(e) to satisfy such indemnification obligation of Sellers.  For example, if, in a taxable period, upon the receipt of proceeds of Oil Spill Claims, the Company must recognize the proceeds in its income for Tax purposes but is allowed a full deduction for Tax purposes for the distribution of such proceeds under Section 8.1 and, as a result, neither the Company, Purchaser nor their Affiliates incur any Tax with respect to the Oil Spill Claims for that taxable period, then the Sellers would not have any obligations under this Section 10.2(e) for that taxable period; conversely, if the Company, Purchaser or their Affiliates incurs such a Tax, the Company shall be permitted to reduce the amount of the distribution to be made under Section 8.1 by the amount of such Tax and/or seek indemnification from the Sellers, as the case may be.

10.3                        General Indemnity.

(a)                                 Subject to the terms and conditions of this Article X, Sellers, jointly and severally (reserving unto each other any rights of contribution), hereby agree to indemnify and hold Company, Purchaser and LGP and their respective Affiliates harmless from and against all damages to and liabilities of Company, Purchaser and LGP, as the case may be, (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) by reason of or resulting from (i) a breach of any representation or warranty of (A) Sellers contained in or made pursuant to this Agreement or the Seller Documents or (B) the Company contained in or made pursuant to the Purchase and Sale Agreement or the Seller Documents (as defined in the Purchase and Sale Agreement), (ii) the failure of (A) the Sellers duly to perform or observe any term, provision, covenant or agreement to be performed or observed by them pursuant to this Agreement or the Seller Documents or (B) the Company duly to perform or observe any term, provision, covenant or agreement to be performed or observed by the Company pursuant to the Purchase and Sale Agreement or the Seller Documents (as defined in the Purchase and Sale Agreement), or (iii) any claim by St. Joe Timberland Company of Delaware, L.L.C. (together with its successors and assigns, “Former Owner”), the former owner of 8140 West Highway 388, Panama City Beach, Florida (the “PCB Property”), in connection with that certain Purchase and Sale Agreement dated September 8, 2011 between Former Owner and the Company, a memorandum of which is recorded in the Public Records of Bay County, Florida in OR Book 3361, Page 1331, that the Former Owner is entitled to any profits arising from the sale of the PCB Property under the Purchase and Sale Agreement; provided, however, under no circumstances will Sellers have any obligations hereunder for Company’s action or failure to act after the Closing.

(b)                                 Subject to the terms and conditions of this Article X, Purchaser hereby agrees to indemnify, defend and hold Sellers harmless from and against all damages to and liabilities of Sellers (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) by reason of or resulting from (i) a breach of any representation or warranty of Purchaser contained in or made pursuant to this Agreement, (ii) any failure of Purchaser duly to perform or observe any term, provision, covenant or agreement to be performed or observed by Purchaser pursuant to this Agreement, (iii) any personal guaranties or indemnities given by Sellers in favor of Hardee’s Food Systems, Inc. or its Affiliates related to the operation of the Business that have not been released under Section 9.1(e) above, (iv) any liability of Sellers related to any third party consents or approvals listed on Schedule 5.2, or (v) any liability of Sellers incurred post-Closing as a result of any of them remaining on record as an officer or director of the Company with the Florida Division of Alcoholic Beverages and Tobacco pending the approval of the application for a retail alcoholic beverage license submitted by Purchaser or its Affiliate.

(c)                                  The parties hereby acknowledge and agree that their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement (other than a claim for fraud or for specific performance of the terms of this Agreement) shall be pursuant to the indemnification provisions set forth in this Article X.

(d)                                 The parties shall take all reasonable steps to mitigate all liabilities and damages upon and after becoming aware of any event that could reasonably be expected to give rise to such liabilities and damages.  In no event shall any party be liable for consequential, incidental, exemplary or punitive damages other than such damages awarded to a third party.

10.4                        Specific Indemnity.  Subject to the terms and conditions of this Article X, Sellers, jointly and severally (reserving unto each other any rights of contribution), hereby agree to indemnify and hold Company and Purchaser and their respective Affiliates harmless from and against all damages to and liabilities of Company and Purchaser, as the case may be, (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) by reason of or resulting from the termination of that certain Deferred Compensation Agreement, dated on or about December 13, 2005 by and between the Company and James E. Lewis, Jr.

10.5                        Third Party Claims.  If any claim, assertion or proceeding by or in respect of a third party is made against an indemnified party or any event in respect of a third party occurs, and if the indemnified party intends to seek indemnity with respect thereto under this Article X or to apply any damage or liability arising therefrom to the U.S. Dollar amounts referred to in Section 10.6, the indemnified party shall promptly notify the indemnifying party of such claim in writing, provided that the failure by the indemnified party to give such notice shall not relieve the indemnifying party from its indemnification obligations hereunder, except if and to the extent that the indemnifying party is actually materially prejudiced thereby.  The indemnifying party shall have thirty (30) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the indemnified party shall cooperate with it in connection therewith; provided, however, that (a) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, provided that the fees and expenses of such counsel shall be borne by the indemnified party, (b) the indemnifying party shall promptly reimburse the indemnified party for the full amount of any liability resulting from such claim and all related and reasonable expenses (other than the fees and expenses of counsel as aforesaid) incurred by the indemnified party within the limits of this Article X and subject to the U.S. Dollar amounts referred to in Section 10.6, (c) the indemnified party shall not, without the prior written consent of the indemnifying party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified party a release from all liability in respect of such claim and (d) nothing herein shall require any indemnified party to consent to the entry of any order, injunction or consent decree materially affecting its ability to conduct its business operations after the date thereof.  So long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall have the right to pay or settle any such claim; provided, however, that in such event it shall waive any right to indemnity therefor by the indemnifying party.  If representation of the indemnified party, on the one hand, and the indemnifying party, on the other, by the same counsel would otherwise be inappropriate due to actual or potential differing interests between them, then the indemnified parties shall be entitled to engage separate legal counsel to participate in the defense of such claim at the sole expense of indemnifying party. If the indemnifying party does not notify the indemnified party within thirty (30) days after the receipt of the indemnified party’s written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgment at the expense of the indemnifying party.

10.6                        Limitation on Indemnities.  Except with respect to the representations and warranties contained in Sections 5.1, 5.3, 5.4, 5.9, 5.12 or 5.18, or Sections 6.1 or 6.2, no claim for indemnification will be made by Purchaser or by the Sellers under Sections 10.3(a)(i), 10.3(b)(i) or 10.4 hereof, as the case may be, with respect to any individual item of liability or damage unless and to the extent that the aggregate of all such claims by Purchaser and LGP under, respectively, this Agreement and the Purchase and Sale Agreement, on the one hand, or by Sellers, on the other hand, shall be in excess of $200,000, whereupon Purchaser or Sellers, as the case may be, shall be liable for all such claims, damages and liabilities, and the maximum aggregate liability of the Sellers, on the one hand, and Purchaser and LGP, on the other hand for such claims, damages and liabilities shall be the Escrow Amount.  Payments by an indemnifying party pursuant to Section 10.3 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the indemnified party from any third party with respect thereto.  Notwithstanding anything to the contrary contained in this Agreement, no claim by any party hereto may be asserted, nor may any action be commenced against any party hereto, for breach of any representation, warranty, covenant or agreement unless notice thereof is received in writing describing in reasonable detail the facts or circumstances with respect to the subject matter of such claim on or before the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 10.1, irrespective of whether the subject matter of such claim or action shall have occurred before, on or after such date.

10.7                        Effect on the Share Purchase Price.  Any payment made under this Article X or Section 12.2(g) shall constitute an adjustment to the Share Purchase Price for all purposes, including federal, state and local Tax as well as financial accounting purposes, except as otherwise required by GAAP for financial accounting purposes only.  Notwithstanding anything in this Agreement to the contrary, Purchaser shall have the right to offset any indemnification amount under this Agreement that has not been paid to Purchaser or its Affiliates against payment of any amounts that may be payable pursuant to any agreement between or among the parties.

10.8                        Investigation.  The indemnities provided for in this Agreement shall apply notwithstanding any investigation made by Purchaser in connection with the transactions contemplated by this Agreement or its receipt or review of or comments on, any Return.

XI.                               TERMINATION

11.1                        Termination by Sellers or Purchaser.  In the event that the closing of the transactions contemplated herein has not occurred on or before December 22, 2012, either Sellers or Purchaser shall have the right, exercisable by written notice to the other(s) delivered by telecopier and overnight delivery, to terminate this Agreement.  Upon the termination of this Agreement neither party shall have any further obligations hereunder.

11.2                        Termination by Sellers.  Notwithstanding anything herein to the contrary, in the event that this Agreement has not prior to such date been terminated pursuant to its terms or by mutual consent of the parties, and either (a) the Closing (as defined in the Purchase and Sale Agreement) has not occurred by December 22, 2012 as a result of LGP’s non-performance, default or breach of the Purchase and Sale Agreement or (b) the Closing has not occurred on or before December 22, 2012 as a result of Purchaser’s non-performance, default or breach of this Agreement, including the failure or refusal of Purchaser to satisfy any of the conditions precedent to the obligations of the Company set forth in Section 9.1 above, Purchaser and Sellers agree that based upon the circumstances now existing, known and unknown, it would be impractical or extremely difficult to establish Sellers’ damages by reason of LPG’s non-performance, default or breach of the Purchase and Sale Agreement or Purchaser’s non-performance, default or breach of this Agreement prior to Closing.  Accordingly, Purchaser and Sellers agree that it would be reasonable in the event of such non-performance, default or breach by LPG or Purchaser to award Sellers “liquidated damages” equal to the amount of the Deposit.  Sellers and Purchaser acknowledge and agree that the foregoing amount is reasonable as liquidated damages and shall be the sole and exclusive remedy of the Company and Sellers in lieu of any other relief, right or remedy, at law or in equity, to which the Company or Sellers might otherwise be entitled by reason of such non-performance, default or breach by LGP under the Purchase and Sale Agreement or Purchaser hereunder.

11.3                        Termination by Purchaser.  Notwithstanding anything herein to the contrary, in the event that either (a) the Purchase and Sale Agreement has not prior to December 22, 2012 been terminated pursuant to its terms or by the mutual consent of the Company and LGP, and the Closing (as defined in the Purchase and Sale Agreement) has not occurred on or before December 22, 2012 as a result of the Company’s non-performance, default or breach of the Purchase and Sale Agreement or (b) this Agreement has not prior to December 22, 2012 been terminated pursuant to its terms or by mutual consent of the parties, and the Closing has not occurred on or before December 22, 2012 as a result of Sellers’ non-performance, default or breach of this Agreement, including the failure or refusal of Sellers to satisfy any of the conditions precedent to the obligations of Purchaser set forth in Section 9.2 above, LGP and Purchaser may, at their option and as their sole and exclusive remedy, either (a) terminate the Purchase and Sale Agreement and/or this Agreement in which event the Deposit shall immediately be returned to Purchaser or (b) bring an action to enforce specific performance of the Purchase and Sale Agreement and/or this Agreement (including the provisions of Article X) according to the terms thereof and hereof by all means available at law or in equity.

11.4                        Acknowledgment as to Liquidated Damages.  PURCHASER AND SELLERS HEREBY ACKNOWLEDGE AND AGREE THAT THE AMOUNT OF SELLERS’ DAMAGES IN THE EVENT OF A BREACH OF THIS AGREEMENT BY PURCHASER

WOULD BE DIFFICULT OR IMPOSSIBLE TO DETERMINE AND THAT AN AMOUNT EQUAL TO THE AGREED DAMAGES IS THE PARTIES’ BEST AND MOST ACCURATE ESTIMATE OF THE DAMAGES SELLERS WOULD SUFFER IN THE EVENT THE TRANSACTION PROVIDED FOR IN THIS AGREEMENT FAILS TO CLOSE AS A RESULT OF THE BREACH OR DEFAULT BY PURCHASER AND THAT SUCH ESTIMATE IS REASONABLE UNDER THE CIRCUMSTANCES EXISTING AS OF THE DATE OF THIS AGREEMENT AND UNDER THE CIRCUMSTANCES THAT SELLERS AND PURCHASER REASONABLY ANTICIPATE WOULD EXIST AT THE TIME OF SUCH BREACH.  PURCHASER AND SELLERS HEREBY ACKNOWLEDGE THAT PURSUANT TO THE ESCROW AGREEMENT, ON SUCH A BREACH BY PURCHASER, ESCROW AGENT SHALL DELIVER THE DEPOSIT TO SELLERS, WHO SHALL APPLY THE DEPOSIT AGAINST THE AGREED DAMAGES.

XII.                          POST CLOSING AGREEMENTS.

12.1                        Further Accommodations.  In case at any time after the Closing any further action is necessary, appropriate or convenient to carry out the purposes of this Agreement, each of the Parties will take such further action as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

12.2                        Certain Tax Matters.  The following provisions shall govern the allocation of responsibility as between Purchaser and Company, on the one hand, and Sellers, on the other hand, for certain tax matters following the Closing:

(a)                                 Tax Returns.  For any tax periods ending on or before the Closing Date, Sellers’ Representative shall prepare or cause to be prepared, at Sellers’ expense, and timely file all Tax Returns for Company which are required to be filed after the Closing Date with respect to such tax periods (the “Pre-Closing Returns”).  Subject to the requirements of applicable Tax Law, each Pre-Closing Return shall be prepared in a manner consistent with past practices of the Company, but in all cases shall be in conformity with the Code, the United States Treasury Regulations and other primary authority.  Sellers and Purchaser agree that any income or gain recognized by the Company from the sale of the Property pursuant to the Purchase and Sale Agreement shall be reported as long-term capital gain (except as otherwise required under Section 1245 and Section 1250 of the Code or with respect to the Property placed in service by the Company within one year prior to the closing under the Purchase and Sale Agreement) and not subject to any Taxes imposed under Section 1374 of the Code (any analogous state or local provision) unless the sale of any Real Property acquired prior to January 1, 2006 results in a gain that was unrealized as of December 31, 2005 (the “Reporting Position”).  The Sellers’ Representative shall deliver any Pre-Closing Return (along with associated tax workpapers) to Purchaser at least thirty (30) days prior to the date on which such Pre-Closing Return is required to be filed (taking into account extension) and in the case of a return due within 30 days after the Closing Date as soon as practical.  If Purchaser disputes any item on any such Pre-Closing Return prepared by the Sellers’ Representative, it shall, within ten (10) days of receiving such Pre-Closing Return, notify the Sellers’ Representative of such disputed item (or items) and the basis for its objection.  Sellers’ Representative and Purchaser shall act in good faith to resolve any such dispute prior to the date on which the relevant Pre-Closing Return is required to be filed.  If Sellers’ Representative and Purchaser cannot resolve any disputed item, the item in question shall be resolved by the Independent Auditor.  The fees and expenses of the Independent Auditor attributable to such dispute shall be borne equally by the Sellers and the Purchaser.  If the Independent Auditor is unable to resolve the dispute no later than 3 days prior to the filing date of the Pre-Closing Return at issue (taking into account applicable extensions), then such Pre-Closing Return shall be filed as prepared by the Sellers’ Representative, subject to subsequent amendment, if any, necessary to reflect Independent Auditor’s final resolution of the disputed items.  Sellers’ Representative shall provide a copy of such Pre-Closing Returns to Purchaser promptly after the filing of such Pre-Closing Returns.

(b)                                 Straddle Periods.  For a taxable period that begins on or before the Closing Date and ends after Closing Date (a “Straddle Period”), Purchaser shall prepare or cause to be prepared, at Purchaser’s expense, and timely file all Tax Returns for the Company which are required to be filed after the Closing Date with respect to such Straddle Periods (the “Straddle Returns”).  Subject to the requirements of applicable Tax Law, each Straddle Return shall be prepared in a manner consistent with past practices of the Company, but in all cases shall be in conformity with the Code, the United States Treasury Regulations and other primary authority, and in accordance with the Reporting Position.  The Purchaser shall deliver any Straddle Return (along with associated tax workpapers) relating to Straddle Period which shows a Tax owing allocable to a Pre-Closing Period to the Sellers’ Representative for its review and comment at least thirty (30) days prior to the date on which such Straddle Return is required to be filed (taking into account extensions) or, in the case of a Straddle Return due within thirty days after the end of the taxable period to which that return relates, as soon as practical.  If the Sellers’ Representative disputes any item on any such Straddle Return, it shall, within ten (10) days of receiving such Straddle Return, notify the Purchaser of such disputed item (or items) and the basis for its objection.  Sellers’ Representative and Purchaser shall act in good faith to resolve any such dispute prior to the date on which the relevant Straddle Return is required to be filed.  If Sellers’ Representative and Purchaser cannot resolve any disputed item, the item in question shall be resolved by the Independent Auditor.  The fees and expenses of the Independent Auditor attributable to such dispute shall be borne equally by the Sellers and the Purchaser.  If the Independent Auditor is unable to resolve the dispute no later than 3 days prior to the filing date of the Straddle Return at issue (taking into account applicable extensions), then such Straddle Return shall be filed as prepared by Purchaser, subject to subsequent amendment, if any, necessary to reflect Independent Auditor’s final resolution of the disputed items.  Purchaser shall provide a copy of such Tax Returns to Sellers’ Representative promptly after the filing of such Tax Returns.

(c)                                  Payment of Taxes.  All Taxes shown as due and owing on any Pre-Closing Return or on any Straddle Return allocable to a Pre-Closing Period (as determined under Section 10.2(a)(i)) shall be borne by the Sellers to the extent that such Taxes exceed the amount of such Taxes accrued as a liability in the Closing Balance Sheet and shall be borne by the Purchaser to the extent that such Taxes are equal to or less than the Taxes accrued as a liability in the Closing Balance Sheet.  If such Tax Returns will be filed by the Purchaser, the amount of such Taxes for which Sellers are responsible shall be paid by the Sellers’ Representative (on behalf of the Sellers) to the Purchaser no later than three (3) Business Days prior to the due date for filing such Tax Returns and Purchaser shall remit such Taxes to the appropriate Governmental Authority.  If such Tax Returns will be filed by the Sellers’ Representative, the amount of such Taxes for which Purchaser is responsible shall be paid by the Purchaser to the Sellers’ Representative no later than three (3) Business Days prior to the due date for filing such Tax Returns and Sellers’ Representative shall remit such Taxes to the appropriate Governmental Authority.

(d)                                 Tax Periods.  For purposes of this Agreement, if the Company is permitted but not required under applicable state, local, or foreign Tax Laws to treat the end of the Closing Date as the last day of a taxable period with respect to any Tax, then the Parties shall treat that day as the last day of a taxable period.  The Parties acknowledge that, for federal and applicable state and local income and franchise tax purposes, pursuant to Treasury Regulations Section 1.1362-3(b)(3), the Company’s items of income, gain, loss, deduction and credit will not be allocated pro rata and will be allocated to each short taxable year resulting from the transaction on the basis of the Company’s method of accounting during each short taxable year as determined under Section 446 of the Code.  In the event Treasury Regulations Section 1.1362-3(b)(3) is for any reason not applicable, the Sellers and the Purchaser agree to make all necessary elections to apply the “closing of the books” method for allocating items between the short years.  For purposes of this Agreement, in the case of any Tax (other than Property Taxes) for a Straddle Period for which an election is not available to terminate the tax year or apply a “closing of the books” method as of the Closing Date, such Taxes shall be allocated between the Pre-Closing Period and the balance of the period based on a closing of the books as of the end of the Closing Date.  Property Taxes shall be allocated in accordance with Section 4.5.

(e)                                  Amendments of Tax Returns.  Except as otherwise required under applicable Tax Law, permitted in Section 12.2(a) or (b) or in settlement of a Tax Proceeding, Purchaser shall not file, nor cause to be filed, any amended Pre-Closing Return or any amended Tax Return for any Tax period ending before the Closing Date and filed before the Closing Date without the written consent of Sellers’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

(f)                                   Cooperation on Tax Matters.  Sellers and Purchaser shall (i) each provide the other, and Purchaser shall cause Company to provide Sellers with such assistance as may reasonably be requested by any of them or their professional advisors in connection with the preparation of any Tax Return or the audit or other examination by any taxing authority, or judicial or administrative proceedings, relating to liability for Taxes for which Sellers may possibly be responsible under this Agreement, (ii) each retain and provide the other, and Purchaser shall cause Company to retain and provide Sellers, with any records or other information in the possession of such Party or his, her or its professional advisors or other representative(s) which may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of Company for any period ending on or prior to the Closing Date.  Without limiting the generality of the foregoing, Purchaser shall retain, and shall cause Company to retain, and Sellers shall retain until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information (to the extent such items are the possession of such Party or his, her or its professional advisors or other representative(s)) which may be relevant to such Tax Returns for all tax periods or portions thereof ending on, before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

(g)                                  Special Tax Indemnity.  Purchaser agrees to indemnify and hold the Sellers harmless from and against, any additional federal income Taxes (taking into account any subsequent adjustments made by any Governmental Authority) incurred by Sellers on their share of the income or gain resulting from the sale of the Property pursuant to the Purchase and Sale Agreement being subject to a federal income tax rate greater than a 15% rate (“Additional Shareholder Taxes”), plus an additional amount (“Tax Gross-Up Amount”) as may be necessary so that the Sellers’ net proceeds from the foregoing indemnification payments equal the amount of the Additional Shareholder Taxes after taking into account the federal income taxes imposed on the Sellers on the receipt of the Additional Shareholder Taxes and Tax Gross-Up Amount.  The Additional Shareholder Taxes and the Tax Gross-Up Amount are collectively referred to as the “Total Shareholder Taxes”.  At Closing, Purchaser will deposit $623,349 (the “Tax Escrow”) with Escrow Agent which represents a preliminary estimate of the Total Shareholder Taxes.

No later than 60 days after the Closing Date, Sellers’ accountants shall determine the amount of Total Shareholder Taxes in accordance with the Reporting Position and taking into account 2012 and 2013 federal income tax rates, as applicable (“Updated Total Shareholder Taxes”) and shall provide to the Sellers’ Representative and Purchaser a calculation of the updated amount of the Additional Shareholder Taxes and the Tax Gross-Up Amount (“Closing Tax Schedule”), along with supporting workpapers.  Each Party shall provide to Sellers’ accountants comments to the Closing Tax Schedule no later than 10 days after that Party’s receipt of the Closing Tax Schedule.  Purchaser and Sellers’ Representative shall mutually agree upon any changes to the Closing Tax Schedule, and Sellers’ accountants thereafter shall promptly issue a final Closing Tax Schedule that shall be binding on the Parties (“Final Closing Tax Schedule”).  If no comments are submitted by the Parties within the 10-day period, the Closing Tax Schedule shall be become the Final Closing Tax Schedule (and shall be deemed issued as final as of the end of that 10-day period).  In the event the Purchaser and Sellers’ Representative cannot mutually agree upon changes to the Closing Tax Schedule, then Purchaser and Sellers’ Representative mutually shall select an independent accountant (the “Independent Accountant”) to calculate the Updated Total Shareholder Taxes and prepare the Final Closing Tax Schedule based on the comments received above.  The Parties agree to prepare all Tax Returns of the Company and each Seller agrees to prepare their individual income tax returns in a manner consistent with the Final Closing Tax Schedule and agree not to take any Tax position that is inconsistent with the Final Closing Tax Schedule (unless required to do so under applicable Tax Law).  On or before April 10, 2013, in the event the Updated Total Shareholder Taxes equal or exceed the Tax Escrow, the Purchaser and the Sellers’ Representative shall provide notice to the Escrow Agent to release the Tax Escrow to the Sellers’ Representative (on behalf of the Sellers), and the Purchaser shall pay directly to the Sellers’ Representative (on behalf of the Sellers) an amount equal to the excess, if any, of (i) the amount of the Updated Total Shareholder Taxes as reflected on the Final Closing Tax Schedule over (ii) the Tax Escrow released by the Escrow Agent.  On or before April 10, 2013, in the event the Tax Escrow exceeds the Updated Total Shareholder Taxes, the Purchaser and the Sellers’ Representative shall provide notice to the Escrow Agent to release (i) to the Sellers’ Representative (on behalf of the Sellers) an amount equal to the Updated Total Shareholder Taxes reflected on the Final Closing Tax Schedule; and (ii) to the Purchaser an amount equal to the excess of (A) the Tax

Escrow over (B) the amount of the Updated Total Shareholder Taxes reflected on the Final Closing Tax Schedule.  Purchaser shall be responsible for and pay the costs and fees of the Independent Accountant, if any, up to $50,000 in determining the amount of the Updated Total Shareholder Taxes, and Sellers shall be responsible for and pay any costs and fees in excess of $50,000.  The indemnities provided for in this Section 12.2(g) shall survive until three (3) months after the expiration of the applicable statute of limitations, including extensions or waivers thereof.

(h)                                 Tax Audit.  If there is any proposed claim or adjustment in any audit, examination or similar proceedings with respect to the federal, state, or local income tax returns of the Company or Sellers, which, if successful, might result in an indemnity obligation owed by the Purchaser pursuant to Section 12.2(g) or result in the imposition of Taxes under Section 1374 of the Code (and any analogous state or local provision) against the Company with respect to any income or gain recognized upon the sale of the Property pursuant to the Purchase and Sale Agreement, then Sellers’ Representative shall promptly and in any event no more than fifteen (15) days following the Sellers’ receipt of such proposed claim or adjustment, give written notice to the Purchaser of such claim or adjustment (a “Special Tax Claim”); provided, however, the failure of the Sellers’ Representative to give such notices shall only relieve the Purchaser from its indemnification obligations hereunder to the extent it is actually prejudiced by such failure.  Purchaser shall control all proceedings and may make all decisions taken in connection with the Special Tax Claim (including any settlement and selection of counsel) at its own expense.  Sellers and Sellers’ Representative shall cooperate with Purchaser, as reasonably requested by Purchaser, with respect to the contest of any Special Tax Claim.  The procedures of this Section 12.2(h) shall apply to Special Tax Claims and not Section 10.2(d).  In the event that a settlement or final resolution of the Special Tax Claim results in the imposition of additional Taxes owed by the Sellers greater than the Additional Shareholder Taxes on the Final Closing Tax Schedule, the Purchaser promptly will make a payment to Sellers’ Representative (on behalf of the Sellers) for such difference upon written request from the Sellers’ Representative.  For purposes of clarity, it is the intent of the Parties that under no circumstances shall Sellers have any responsibility for any taxes incurred by the Company as a result of the sale of the Property pursuant to the Purchase and Sale Agreement under Section 1374 of the Code.

(i)                                     Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees including, without limitation, any interest, penalties or additions thereto (“Transfer Taxes”) incurred in connection with this Agreement and the transactions contemplated hereby and any other similar Tax that may be imposed, shall be paid by Sellers when due, and Sellers will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Tax Law, the Purchaser will join in the execution of any such Tax Returns and other documentation.  The parties shall take any reasonable action that may be available to reduce or eliminate any Transfer Taxes.

Section 12.3                             Store 99.  Purchaser and Sellers shall cooperate post-Closing to seek the acknowledgment of Former Owner or its Affiliates that (a) the Improvements (as defined in that certain Memorandum of Agreement recorded on October 31, 2011 at OR Book 3361, page 1331 of the official records of Bay County, Florida) have been completed in accordance with Section 12 of the Memorandum of Agreement and the underlying purchase and sale agreement and (b) the repurchase option set forth in Section 16.1 of the Memorandum of Agreement and the underlying purchase and sale agreement is null and void.

XIII.                     DEFINITIONS

The following capitalized terms used in this Agreement shall have the meanings set forth below:

“Acquisition Transaction” has the meaning set forth in Section 8.10(a).

“Additional Deposit” has the meaning set forth in Section 2.3.

“Additional Shareholder Taxes” has the meaning set forth in Section 12.2(g).

“Adjusted Share Purchase Price” has the meaning set forth in Section 2.1.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person.

“Agreed Damages” has the meaning set forth in Section 10.2.

“Agreement” has the meaning set forth in the Preamble.

“Assets” means the assets used by the Company in the operation of the Business and owned by the Company on the Closing Date including the Inventory, the Tangible Personal Property, the Owned Real Properties, the Leased Real Properties, and the Fuel Equipment.

“AULs” has the meaning set forth in Section 8.7(b).

“Balance Sheet Date” has the meaning set forth in Section 5.11.

“Business” means the ownership and operation of the convenience stores at the Locations.

“Cash Drawer” means an operating cash balance of $300.00 at the Locations.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing” has the meaning set forth in Section 4.1.

“Closing Balance Sheet” has the meaning set forth in Section 2.2(b).

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Tax Schedule” has the meaning set forth in Section 12.2(g).

“Closure Letter” has the meaning set forth in Section 8.7.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Confidential Information” has the meaning set forth in Section 7.2.

“Confidentiality Agreement” has the meaning set forth in Section 7.2.

“Contract” means any agreement, contract, note, mortgage, indenture, Lease, arrangement or other obligation, excluding purchase orders.

“Current Assets” means the book value of the current assets listed on Schedule 13; provided, however, the book value of any Inventory items shall be adjusted as contemplated by Section 3.3.

“Current Liabilities” means the book value of the current liabilities listed on Schedule 13.

“Deposit” has the meaning set forth in Section 2.3.

“Effective Date” has the meaning set forth in the Preamble.

“Employee Benefit Plan” has the meaning set forth in Section 5.18(a).

“Environmental Escrow Agreement” has the meaning set forth in Section 8.7(c).

“Environmental Escrow Amount” has the meaning set forth in Section 8.7(c)(ii).

“Environmental Laws” means all (i) Laws relating to protection of the environment, natural resources or human and occupational health and safety, including Laws relating to Hazardous Substances, or Laws otherwise relating to the manufacture, formulation, generation, processing, distribution, use, treatment, storage, release, transport, remediation, abatement, cleanup or handling of Hazardous Substances, (ii) Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and (iii) Laws relating to the condition, management or use of natural resources.

“Environmental Liabilities” means all known liabilities of the Company arising in connection with the Owned Real Properties or Leased Real Properties, which arise under or relate to a violation by Company of Environmental Laws.

“Environmental Remediation and Indemnity Agreement” means that certain Environmental Remediation and Indemnity Agreement by and among the Company and the Sellers dated on the Closing Date and delivered at Closing.

“ERISA” has the meaning set forth in Section 5.18(a).

“ESA” has the meaning set forth in Section 7.3.

“Escrow Account” has the meaning set forth in Section 4.4(a).

“Escrow Agent” has the meaning set forth in Section 2.3.

“Escrow Agreement” has the meaning set forth in Section 2.3.

“Escrow Amount” has the meaning set forth in Section 4.4(a).

“Estimated Total Shareholder Taxes” has the meaning set forth in Section 12.2(g).

“Estimated Tax Schedule” has the meaning set forth in Section 12.2(g).

“Facilities” has the meaning set forth in Section 5.19.

“FDEP” means the Florida Department of Environmental Protection.

“Final Closing Tax Schedule” has the meaning set forth in Section 12.2(g).

“Financial Statements” has the meaning set forth in Section 5.11.

“FIRPTA” has the meaning set forth in Section 5.9.

“Fiscal Year” has the meaning set forth in Section 4.5.

“Food Service Inventory” means all items used in the preparation or dispensing at the Locations of food items for immediate consumption, including such resulting food items.

“Former Owner” has the meaning set forth in Section 10.3(a).

“Fuel Equipment” means all fuel fixtures and equipment now attached to or used in connection with the Owned Real Properties and Leased Real Properties, including without limitation, all petroleum pumps and dispensers, underground and aboveground fuel storage tanks, canopies, fuel lines, fittings and connections used in the Ordinary Course of Business at the Owned Real Properties and Leased Real Properties to receive, store and/or dispense fuels.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Gasoline Taxes” has the meaning set forth in Section 3.3(e).

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Hazardous Substances” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, urea formaldehyde foam, and (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “toxic pollutants,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

“Independent Accountant” has the meaning set forth in Section 12.2(g).

“Independent Auditor” has the meaning set forth in Section 3.1.

“Independent Consultant” has the meaning set forth in Section 8.7(c).

“Initial Deposit” has the meaning set forth in Section 2.3.

“Inventory” means all Merchandise Inventory, Supplies Inventory, Food Service Inventory and Petroleum Inventory that are present at the Locations at Closing.

“Intellectual Property” shall mean any of the following: (a) patents and patent applications, (b) registered and unregistered trademarks and service marks, trademark registrations, pending trademark and service mark registration applications, and similar reservations of marks, (c) registered and unregistered copyrights, copyright registrations, and applications for copyright registrations, (d) Internet domain names and (e) trade secrets.

“Knowledge” means, with respect to Sellers, actual knowledge of James E. Lewis, Jr., James E. Lewis, III and Reid D. Lewis after reasonable inquiry of employees of the Company who are responsible for such area of inquiry.

“Law” or “Laws” shall mean all applicable local, state, or federal laws, statutes, ordinances, or administrative or judicial decisions.

“Leased Real Properties” means Leases, together with all of Company’s interest under such Leases in the buildings, improvements, easements and appurtenances thereon and thereto.

“Leases” means any real property leases with Company as lessee covering the Locations more particularly described as leased real properties on Schedule 5.19.

“LGP” shall mean LGP Realty Holdings LP, a Delaware limited partnership.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, encumbrance or charge of any kind.

“Locations” has the meaning set forth in the Preamble.

“Material Adverse Effect” means a material adverse effect on the Business, Assets or financial condition of Company except for any adverse effect resulting from general economic conditions applicable to the securities and banking industry.

“Material Contracts” has the meaning set forth in Section 5.16.

“Matrix” has the meaning set forth in Section 8.5.

“Merchandise Inventory” means saleable items of merchandise of every type and description at the Locations as of the Closing excluding Petroleum Inventory, Supplies Inventory and Food Service Inventory.  For purposes of determining Merchandise Inventory, “saleable” shall mean all items other than (1) items that violate applicable government code specifications; (2) spoiled or damaged items, including packaging thereof; and (3) items that are stale dated as of the date of the inventory audit.

“Notice of Disagreement” has the meaning set forth in Section 2.2(b).

“Oil Spill Claims” has the meaning set forth in Section 8.1.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Properties” means all real property owned by the Company comprising the Locations more particularly described as owned real properties on Schedule 5.19, together with all buildings, improvements, easements and appurtenances thereon and thereto, subject only to the Permitted Encumbrances.

“Outside Date” has the meaning set forth in Section 4.1.

“Parties” means Purchaser and Sellers.

“Party” means either the Purchaser, on the one hand, or the Sellers, on the other hand.

“PCB Property” has the meaning set forth in Section 10.3(a).

“Permits” means all operating permits, Fuel Equipment permits or tank permits, underground and aboveground storage tank notifications or registrations, if any, and other permits, licenses, filings and other governmental authorizations, agreements, contracts, and approvals.

“Permitted Encumbrances” means (i) real estate taxes assessed for the Fiscal Year in which the Closing takes place and not yet due and payable, which taxes shall be adjusted as provided in this Agreement; (ii) existing encroachments, easements, rights of way, covenants, reservations and restrictions in the chain of title to the Owned Real Properties or existing thereon which do not substantially interfere with the use of the property for the retail sale of petroleum products and food stuffs; (iii) all building, zoning and historical Laws, rules and regulations affecting the Owned Real Properties and Leased Real Properties; (iv) parties in possession other than Company pursuant to any third party tenant leases; and (v) matters of survey which do not substantially interfere with the use of the Owned Real Properties for the retail sale of petroleum products and food stuffs.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“Petroleum Inventory” means saleable gasoline, kerosene and diesel fuel at the Locations as of the Closing.  For purposes of determining Petroleum Inventory, “saleable” shall mean conforming to the octane, brand and applicable requirements for sales of fuel from the Fuel Equipment at the Locations.

“Physical Inventory” has the meaning set forth in Section 3.1.

“Pre-Closing Period” has the meaning set forth in Section 10.2

“Pre-Closing Returns” has the meaning set forth in Section 12.2(a).

“Property” has the same meaning as that term is used in the Purchase and Sale Agreement.

“Property Taxes” has the meaning set forth in Section 4.5.

“Purchase and Sale Agreement” means that certain Sale and Purchase Agreement by and between the Company and LGP which will be entered into on the Effective Date.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Documents” has the meaning set forth in Section 6.1.

“QSRs” means quick service restaurants.

“Release” has the meaning specified in 42 U.S.C. §9601(22).

“Remedial Measures” has the meaning set forth in Section 8.7.

“Reporting Position” has the meaning set forth in Section 12.2(a).

“Securities Act” has the meaning set forth in Section 6.8.

“Seller Documents” has the meaning set forth in Section 5.1.

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Representative” means James E. Lewis, III.

“Share Purchase Price” has the meaning set forth in Section 2.1.

“Share Purchase Price Calculation” has the meaning set forth in Section 2.2(b).

“Shares” has the meaning set forth in the Preamble.

“Special Tax Claim” has the meaning set forth in Section 12.2(h).

“Straddle Period” has the meaning set forth in Section 12.2(b).

“Straddle Returns” has the meaning set forth in Section 12.2(b).

“Supplies Inventory” means consumable operating items not intended for retail sale at the Locations as of the Closing and excluding any forms.

“Takeover Proposal” has the meaning set forth in Section 8.10(a).

“Tangible Personal Property” means all furniture, fixtures, equipment and other tangible personal property owned by Seller and now situated at the Owned Real Properties and Leased Real Properties.

“Tax Escrow” has the meaning set forth in Section 12.2(g).

“Tax Gross-Up Amount” has the meaning set forth in Section 12.2(g).

“Tax Law” means any Law with respect to Taxes.

“Tax Proceeding” has the meaning set forth in Section 5.12(b).

“Tax Return” means any return, declaration, report, estimate, information return and statement (including any attachment, amendment or schedule thereto) required to be filed, or which is otherwise filed, with any Governmental Authority in respect of any Tax.

“Tax Schedule” has the meaning set forth in Section 12.2(i).

“Taxes” shall mean (i) all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges, all estimated taxes, deficiency assessments, additions to tax, penalties and interest and (ii) any liability for the payment of or in respect of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, combined or unitary group for Tax purpose or, as a result of any tax sharing or tax allocation agreement, arrangement or understanding or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Total Shareholder Taxes” has the meaning set forth in Section 12.2(g).

“Transfer Taxes” has the meaning set forth in Section 12.2(k).

“Treasury Regulations” means the income tax Treasury Regulations promulgated under the Code, as the same may be amended from time to time.

“Updated Total Shareholder Taxes” has the meaning set forth in Section 12.2(g).

“USPTO” means the United States Patent and Trademark Office.

“Valuation” has the meaning set forth in Section 12.2(h).

XIV.                      MISCELLANEOUS

14.1                        Payment of Expenses and Fees.  Except as otherwise provided in this Agreement, Purchaser and Sellers shall each bear their own costs and expenses, including attorneys’ fees, incurred in connection with the transactions contemplated by this Agreement.

14.2                        Entire Agreement.  This Agreement, including the exhibits and other writings referred to herein or delivered pursuant hereto, together with the Purchase and Sale Agreement, constitutes the entire agreement between Sellers and Purchaser with respect to the subject matter hereof and supersedes all prior oral or written agreements, commitments or understandings with respect thereto, except the Confidentiality Agreement.  No amendment hereof shall be binding on the Parties unless in writing and signed by authorized representatives of all Parties hereto.

14.3                        No Third Party Beneficiaries.  This Agreement is not intended to and does not confer any rights or obligations on any party that is not a signatory to this Agreement.

14.4                        Business Days.  If the day for performance of any action described in this Agreement shall fall on a Saturday, Sunday or a day on which the banks are closed in the State of Florida the time for such action shall be extended to the next business day after such Saturday, Sunday or day on which the banks are closed.

14.5                        Governing Law.  This Agreement shall be deemed to be a contract entered into in the State of Florida and it and all matters arising out of the transactions contemplated hereby or related thereto shall be governed, construed and interpreted in all respects according to the Laws of the State of Florida, without reference to principles of conflicts of law thereof.

14.6                        Venue.  Any action to enforce this Agreement, or to interpret or construe the meaning of this Agreement, shall be brought in the Circuit Court for Bay County, Florida or for matters that require Federal Jurisdiction, the Federal District Court for the Northern District of Florida, Panama City Division, and Purchaser hereby expressly waives venue in any other Federal or State court other than in the State of Florida.

14.7                        Obligations of Parties; Successors and Assigns

(a)                                 Subject to following provisions, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns.  If more than one person or entity is named as Purchaser, the term “Purchaser” shall refer to each person or entity so named and any one or more of them in any combination, and the representations, warranties, covenants, obligations and liabilities of Purchaser herein shall constitute their joint and several representations, warranties, covenants, obligations and liabilities.

(b)                                 Without the prior written consent of Sellers and in Sellers’ sole discretion, Purchaser shall not, directly or indirectly, assign this Agreement or any of its rights hereunder.  Any attempted assignment in violation hereof shall, at the election of Sellers, be of no force or effect and shall constitute a default by Purchaser.

(c)                                  The obligations of Sellers under this Agreement shall be joint and several.

14.8                        Waiver.  The excuse or waiver of the performance by a Party of any obligation of the other Party under this Agreement shall only be effective if evidenced by a written statement signed by the Party so excusing or waiving.  No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by Sellers or Purchaser of the breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

14.9                        Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile or attachment of a PDF file to e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by facsimile or attachment of a PDF file to e-mail shall be deemed to be their original signatures for all purposes.

14.10                 Attorneys’ Fees.  In the event of a judicial or administrative proceeding or action by one Party against the other Party with respect to the interpretation of, enforcement of, or any action under this Agreement, the prevailing Party shall be entitled to recover reasonable costs and expenses including reasonable attorneys’ fees and expenses, whether at the investigative, pretrial, trial or appellate level.  The prevailing Party shall be determined by the court based upon an assessment of which Party’s major arguments or position prevailed.

14.11                 Descriptive Headings; Word Meaning.  The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement. Words such as “herein,” “hereinafter,” “hereof” and “hereunder” when used in reference to this Agreement, refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.  The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.  The word “including” shall not be restrictive and shall be interpreted as if followed by the words “without limitation.”  Each exhibit referenced herein shall be deemed part of this Agreement and incorporated herein wherever any reference is made thereto.  Unless otherwise defined therein, capitalized terms used in the exhibits to this Agreement shall have the meanings given to such terms respectively in the body of this Agreement.

14.12                 Time of the Essence.  TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT.  Without limiting the foregoing, Purchaser and Sellers hereby confirm their intention and agreement that time shall be of the essence with respect to each and every provision of this Agreement, notwithstanding any subsequent modification or extension of any date or time period that is provided for under this Agreement.  The agreement of Purchaser and Sellers that time is of the essence with respect to each and every provision of this Agreement shall not be waived or modified by any conduct of the Parties, and the agreement of Purchaser and Sellers that time is of the essence with respect to each and every provision of this Agreement may only be modified or waived by the express written agreement of Purchaser and Sellers that time shall not be of the essence with respect to a particular date or time period, or any modification or extension thereof, which is provided under this Agreement.

14.13                 Construction of Contract.  This Agreement shall not be construed more strictly against one Party than against the other merely by virtue of the fact that it may have been prepared primarily by counsel for one of the Parties, it being recognized that both Purchaser and Sellers have contributed substantially and materially to the preparation of this Agreement.

14.14                 Severability.  The Parties hereto intend and believe that each provision in this Agreement comports with all applicable Laws.  If, however, any provision in this Agreement is found by a court of law to be in violation of any applicable Law or public policy, or if in any other respect such a court declares any such provision to be illegal, invalid, unlawful, void or unenforceable as written, then it is the intent of all Parties hereto that, consistent with and with a view towards preserving the economic and legal arrangements among the Parties hereto as expressed in this Agreement, such provision shall be given force and effect to the fullest possible extent, and that the remainder of this Agreement shall be construed as if such illegal, invalid, unlawful, void, or unenforceable provision were not contained herein, and that the rights, obligations, and interests of the Parties under the remainder of this Agreement shall continue in full force and effect.

14.15                 No Implied Contract.  Neither Sellers nor Purchaser shall have any obligations in connection with the transaction contemplated by this Agreement unless (a) all the Sellers, on the one hand each acting in his or her sole discretion, and Purchaser, on the other hand acting in its sole discretion, elect to execute and deliver this Agreement to the other Party and (b) the Company and LGP, each acting in its sole discretion, elect to execute and deliver the Purchase and Sale Agreement to the other.  No correspondence, course of dealing, or submission of drafts or final versions of this Agreement between Sellers and Purchaser shall be deemed to create any binding obligations in connection with the transaction contemplated hereby, and no contract or obligation on the part of Sellers or Purchaser shall arise unless and until a counterpart of this Agreement is fully executed by all the Sellers and Purchaser.  Subject to Section 14.15(b), once so executed and delivered by Sellers and Purchaser, this Agreement shall be binding upon them.

14.16                 Notices.  All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if (a) (i) delivered personally, (ii) mailed (postage prepaid) by certified mail (in this case, notice to be deemed given three days after mailing), or (iii) delivered by a recognized commercial courier to the Party entitled thereto at the address set forth below or such other address as such Party shall have designated by five days’ notice to the other; and (b) delivered by email, as set forth below:

If to Sellers, to:	James E. Lewis, III
2101 Northside Drive, Suite 104
Panama City, FL 32405
Email: jelfish@comcast.net

With a copy to:	Glenn A. Adams, Esq.
Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, FL 32801
Email: glenn.adams@hklaw.com

If to Purchaser, to:	Lehigh Gas Wholesale Services, Inc.
1425 Mountain Drive
Bethlehem, PA 18015
Telephone Number:
Email: jtopper@lehighgas.com
Attention: Joseph V. Topper, Jr.

With a copy to:	Richard A. Silfen, Esq.
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
Telephone Number: 215-979-1225
Email: rasilfen@duanemorris.com

[Signatures appear on the next succeeding page.]

IN WITNESS WHEREOF, the Parties hereto have executed this Stock Purchase Agreement as of the date first above written.

WITNESS

/s/ GLENN A. ADAMS		/s/ JAMES E. LEWIS, JR.
Print Name:	GLENN A. ADAMS	JAMES E. LEWIS, JR.

WITNESS

/s/ GLENN A. ADAMS		/s/ LIDA N. LEWIS
Print Name:	GLENN A. ADAMS	LIDA N. LEWIS

WITNESS

/s/ GLENN A. ADAMS		/s/ JAMES E. LEWIS, III
Print Name:	GLENN A. ADAMS	JAMES E. LEWIS, III

WITNESS

/s/ GLENN A. ADAMS		/s/ REID D. LEWIS
Print Name:	GLENN A. ADAMS	REID D. LEWIS

WITNESS		LEHIGH GAS WHOLESALE SERVICES, INC., Purchaser

/s/ DAVID HRINAK		By:	/s/ JOSEPH V. TOPPER, JR.
Print Name:	DAVID HRINAK	Name:	JOSEPH V. TOPPER, JR.
		Title:	President